UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 31, 2018
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 2Q18 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
2Q18 and 1H18 financial results
2Q18 adjusted* PTI +88% YoY to CHF 1.3 billion
Highest adjusted* PTI in 12 quarters
Continued client-led growth in Wealth Management: NNA of CHF 23.5 billion for 1H18
Seven successive quarters of positive operating leverage, with Group 2Q18 net revenues up 7% and adjusted* total operating expenses down 5% year on year
SRU already below end-2018 RWA1 and leverage exposure target levels
Group adjusted* pre-tax income of CHF 2.5 billion in 1H18, up 58% year on year; Group reported pre-tax income of CHF 2.1 billion, up 68% year on year
Wealth Management 1H18 NNA of CHF 23.5 billion; annualized NNA growth rate of 6%; record AuM of CHF 784 billion at higher profit margin
Global advisory and underwriting 2Q18 net revenues of USD 1.2 billion, up 14% year on year; IBCM net revenues up 23% in USD year on year
Global Markets 2Q18 continued discipline on capital and costs, and adjusted* total operating expenses down 2% in USD year on year. GM net revenues of USD 1.4 billion, down 8% year on year; ITS revenues show particular strength, up 25% year on year
Maintained strong capital ratios with look-through CET1 ratio of 12.8% and look-through Tier 1 leverage ratio of 5.2% at end-2Q18
Net income attributable to shareholders of CHF 647 million for 2Q18, up 114% year on year, and of CHF 1.3 billion for 1H18, up 49%

Tidjane Thiam, Chief Executive Officer of Credit Suisse, said: “2Q18 was a period of continued strong performance as we achieved our highest adjusted* pre-tax income in the last 12 quarters and our seventh consecutive quarter of year-on-year profit growth.
The Group’s 2Q18 adjusted* profit increased 88% year on year, driven by strong revenue growth of 7%, and continued positive operating leverage supported by strict cost discipline. The compounding effect of these two factors quarter after quarter – growing revenues and reducing costs – has allowed us to significantly increase our profits cumulatively by CHF 4.4 billion since 4Q162.
Across Wealth Management, profit momentum increased significantly in 1H18. NNA flows remained strong at CHF 23.5 billion, driven mainly by UHNW clients. Annualised NNA growth rate was 6% on a record asset base at a higher profit margin – a clear indication of the power of our client franchises and our diversified business model across income streams and geographies.
We have continued to increase the collaboration between our Global Markets and Wealth Management divisions, while maintaining our strict capital, cost and risk discipline. We delivered a resilient revenue performance with continued strong momentum in International Trading Solutions (ITS) – our strategic initiative between GM and our wealth management focused divisions of SUB and IWM – as we continue to deliver institutional-quality solutions for our wealth management clients.
2Q18 global advisory and underwriting revenues benefited from the completion of several marquee M&A transactions, and we outperformed the Street across all key products in IBCM, led by advisory.
In the SRU, we have already achieved our end-2018 targets for both RWA1 and leverage exposure, marking a significant milestone in our efforts to deal effectively with legacy issues at the bank.
For the remainder of 2018, we will continue to focus on growing our wealth management franchise and completing the last two quarters of our restructuring successfully.
Looking to 2019 and beyond, we will continue to deliver improved profitability, higher returns and growing shareholder value.”
Outlook
The outlook for global economic growth in 2H18 remains positive. However, geopolitical developments and growing tensions surrounding global trade, as well as the impact of monetary policy changes by central banks, are likely to trigger periods of heightened uncertainty through the remainder of 2018. That uncertainty has, over time, the potential to negatively affect confidence, which in turn could impact a wide range of asset classes and activities, relevant for our more market-dependent activities.
Looking at the rest of the year, we believe that the growth potential of our Wealth Management-related businesses of Switzerland, Asia Pacific and International Wealth Management remains intact and we expect them to continue to benefit from broad-based, client-led growth in 2H18 as we support our clients and allocate capital to our highest returning business opportunities.
The progress we have made – 10 quarters into the implementation of our restructuring – combined with a number of decisions and actions that are under our control, leave us on track to achieve our 10-11% Group RoTE 2019 target.

Group highlights
• 1H18 Group reported net revenues of CHF 11.2 billion, up 5% year on year (2Q18: CHF 5.6 billion, up 7% year on year)
• 1H18 Group adjusted* net revenues of CHF 11.2 billion, up 4% year on year (2Q18: CHF 5.6 billion, up 7% year on year)
• 1H18 Group reported total operating expenses of CHF 9 billion, down 4% year on year (2Q18: CHF 4.5 billion, down 2% year on year)
• 1H18 adjusted* total operating expenses of CHF 8.5 billion, down 5% year on year (2Q18: CHF 4.2 billion, down 5% year on year)
• 1H18 Group reported pre-tax income of CHF 2.1 billion, up 68% year on year (2Q18: CHF 1.1 billion, up 81% year on year)
• 1H18 Group adjusted* pre-tax income of CHF 2.5 billion, up 58% year on year (2Q18: CHF 1.3 billion, up 88% year on year)
Divisional summaries
All comparisons are provided on a year-on-year basis unless specified otherwise.
In 2Q18, Swiss Universal Bank (SUB) delivered its 10th consecutive quarter of year-on-year adjusted* profit growth and its highest quarterly adjusted* profit since 2013. Adjusted* pre-tax income reached CHF 580 million, reflecting continued positive operating leverage on the back of solid revenue performance and rigorous cost discipline across both businesses. Adjusted* return on regulatory capital was 19%, up 3 percentage points. In 1H18, adjusted* pre-tax income for the division rose 15% to CHF 1.1 billion, reflecting further profit acceleration compared to the prior-year period.
We were recognized as the ‘Best Bank in Switzerland’ and ‘Best Investment Bank in Switzerland’ for 2018 by Euromoney3.
In Private Clients, we saw continued good momentum in 2Q18 with our UHNW, HNW and Entrepreneur clients businesses, which drove a 28% increase in adjusted* pre-tax income. 1H18 adjusted* pre-tax income rose 29%. NNA totaled CHF 0.5 billion for 2Q18, and CHF 3.2 billion for 1H18, representing an annualized NNA growth rate of 3% for 1H18.
Corporate & Institutional Clients continued to generate solid results in both 2Q18 and 1H18, with adjusted* pre-tax income up 5% and 4%, respectively.

In 2Q18, International Wealth Management (IWM) delivered another excellent performance, reflecting continued positive operating leverage from revenue growth and stable adjusted* costs across both businesses. Adjusted* pre-tax income was CHF 461 million and adjusted* return on regulatory capital was 34%. NNA totaled CHF 13.2 billion. In 1H18, adjusted* pre-tax income rose 33% to CHF 935 million. NNA totaled CHF 27.7 billion.
Euromoney3 named Credit Suisse ‘Best Bank for Wealth Management 2018’ in every region served by IWM – Western Europe, Central and Eastern Europe, the Middle East and Latin America.
Private Banking adjusted* pre-tax income rose 21% in 2Q18 on the back of increases across all major revenue categories. 1H18 adjusted* pre-tax income increased 33% to CHF 754 million. Mandate penetration grew to 33%, with net mandate sales rising to over CHF 10 billion as we continued to successfully implement our House View. 1H18 NNA totaled CHF 10.7 billion, corresponding to annualized growth of 6%, with Europe and emerging markets achieving equally strong growth rates.
In Asset Management, we benefited from higher recurring revenues with a 10% increase in management fees in 2Q18 and 1H18, both at stable recurring margins of 32 basis points. Adjusted* pre-tax income grew 25% in 2Q18 and 33% in 1H18. 1H18 NNA totaled CHF 17 billion, driven by broad-based inflows across a number of flagship strategies and by successful product launches across traditional and alternative investments.
In 2Q18, Asia Pacific (APAC) delivered solid results with adjusted* pre-tax income up 34% to CHF 266 million, despite challenging conditions – particularly in China, which saw lower equity markets and selective deleveraging by clients. 1H18 adjusted* pre-tax income rose 52%, with strong profitable growth in our Wealth Management & Connected (WM&C) business and significantly improved performance in our Markets business. This resulted in a 6 percentage point increase in adjusted* return on regulatory capital to 20% for the division.
We were named ‘Best Private Bank’ in APAC by Asian Investor4 and, for the first time, ‘Asia’s Best Investment Bank’ by Euromoney3.
APAC WM&C adjusted* pre-tax income was CHF 208 million in 2Q18 and adjusted* return on regulatory capital was 27%. NNA totaled CHF 3.4 billion. 1H18 adjusted* pre-tax income was CHF 464 million and adjusted* return on regulatory capital was 31%. Recurring commissions and fees rose to record levels and drove 6% growth in Private Banking net revenues. 1H18 NNA totaled CHF 9.6 billion on record AuM of CHF 206 billion, passing the CHF 200 billion mark for the first time. We continued to benefit from our integrated client offering, bringing together wealth management and investment banking activities with a focus on our target Entrepreneur clients, with M&A and equity underwriting revenues rising 84% in 1H18. APAC advisory and underwriting maintained its top 2 ranking in terms of share of wallet5.
Our APAC Markets business significantly improved its profitability, delivering adjusted* pre-tax income of USD 60 million in 2Q18 and USD 94 million in 1H18, compared to adjusted* pre-tax income of USD 1 million in 2Q17 and an adjusted* pre-tax loss of USD 38 million in 1H17.

In 2Q18, Global Markets (GM) maintained its strict capital, cost and risk discipline. GM reduced its leverage exposure – its main capital constraint – by 7% year on year. In that context, revenues were resilient in a challenging quarter and adjusted* total operating expenses were 2% lower in USD. We continued to invest in Equities6 and in strengthening our ITS capabilities to more effectively deliver our full suite of capabilities to our wealth management clients. Adjusted* pre-tax income was USD 206 million. In 1H18, adjusted* pre-tax income was USD 563 million and we generated an adjusted* return on regulatory capital of 8%. Growth in Equities6 revenues was driven primarily by equity derivatives as we benefited from investments in the business, a rebound in volatility and increased collaboration in ITS. Fixed Income6 revenues were lower due to a decrease in securitized products revenues compared to a particularly strong prior-year period as well as lower debt underwriting issuance activity, partially offset by higher trading revenues. We maintained our leading market share7 in our asset finance and leveraged finance underwriting franchises despite the industry-wide decline in underwriting volumes8.
In 2Q18, Investment Banking & Capital Markets (IBCM) delivered a 53% increase in adjusted* pre-tax income to USD 141 million and revenue growth of 23%. In addition to our strength in the Americas, we maintained our momentum in EMEA, where we gained market share in 2Q18. We ranked in the top 58 in both global ECM and Leveraged Finance. Adjusted* return on regulatory capital was 18% in 2Q18 and 15% in 1H18.
1H18 net revenues in global advisory and underwriting rose 5% to USD 2.3 billion, significantly outperforming the Street8.

For further information
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
e-mail: investor.relations@credit-suisse.com
Amy Rajendran, Media Relations, Credit Suisse
Tel: +41 844 33 88 44
e-mail: media.relations@credit-suisse.com
The complete 2Q18 Financial Report and Results Presentation Slides are available for download from 07:00 CEST today at: https://www.credit-suisse.com/results.
Presentation of 2Q18 results – Tuesday, 31 July 2018
Event	Analyst Call	Media Conference Call
Time	08:15 Zurich 07:15 London 02:15 New York	10:15 Zurich 09:15 London 04:15 New York
Speakers	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting in German will be available.
Access via Telephone	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Analysts and
Investors call or meeting ID: 1597206

Please dial in 15 minutes before the start
	of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Following the presentation, you will have the opportunity to ask the speakers questions.
Playback	Replay available approximately one hour after the event: +41 44 580 40 26 (Switzerland) +44 3333 00 97 85 (Europe) +1 917 677 75 32 (US) Conference ID: 1597206#	Replay available approximately one hour after the event: +41 44 580 40 26 (Switzerland) +44 3333 00 97 85 (Europe) +1 917 677 75 32 (US) Conference ID English: 8497606# Conference ID German: 1248555#

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.
Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the Appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.
Footnotes
* Refers to adjusted results. Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this Media Release.
1 Excluding operational risk of CHF 19 billion in 1H15 and CHF 11 billion in 1H18.
2 Refers to the cumulative total of year over year increases for quarterly adjusted* pre-tax income.
3 Source: Euromoney as of July 11, 2018.
4 Source: Asian Investor as of April 10, 2018.
5 Source: Dealogic as of June 30, 2018, for Asia Pacific ex-Japan and ex-China onshore.
6 Includes sales and trading and underwriting.
7 Source: Thomson Reuters / IFRS as per June 30, 2018.
8 Source: Dealogic as per June 30, 2018.
Abbreviations
APAC – Asia Pacific; AuM – assets under management; CHF – Swiss francs; CET1 – common equity tier 1; ECM – equity capital markets; EMEA – Europe, Middle East and Africa; FINMA – Swiss Financial Market Supervisory Authority; FX – foreign exchange; GM – Global Markets; HNW – high-net-worth; IBCM – Investment Banking & Capital Markets; ITS – International Trading Solutions; IWM – International Wealth Management; M&A – mergers and acquisitions; NNA – net new assets; PB – Private Banking; PC – Private Clients; PTI – pre-tax income; RoTE – return on tangible equity; RWA – risk-weighted assets; SEC – Securities and Exchange Commission; SRU – Strategic Resolution Unit; SUB – Swiss Universal Bank; UHNW – ultra-high-net-worth; USD – US dollars; US GAAP – US generally accepted accounting principles; WM&C – Wealth Management & Connected
Important information
This Media Release contains select information from the full 2Q18 Financial Report and 2Q18 Results Presentation Slides that Credit Suisse believes is of particular interest to media professionals. The complete 2Q18 Financial Report and 2Q18 Results Presentation Slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 2Q18 Financial Report and 2Q18 Results Presentation Slides are not incorporated by reference into this Media Release.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
Our cost savings program is measured using adjusted operating cost base at constant FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18 and 2Q18 Financial Reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review.
Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Return on tangible equity attributable to shareholders, a non-GAAP financial measure, is based on tangible equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-2Q18, 1Q18, 2Q17 and 2Q16, tangible equity excluded goodwill of CHF 4,797 million, CHF 4,667 million, CHF 4,673 million and CHF 4,745 million, respectively, and other intangible assets of CHF 212 million, CHF 212 million, CHF 195 million and CHF 191 million, respectively from total equity attributable to shareholders of CHF 43,470 million, CHF 42,540 million, CHF 43,493 million and CHF 44,962 million, respectively, as presented in our balance sheet.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the WM&C business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.
Gross margin is calculated by dividing net revenues by average assets under management. Net margin is calculated by dividing income before taxes by average assets under management. Adjusted margins are calculated using adjusted results, applying the same methodology to calculate gross and net margin.
Mandate penetration reflects advisory and discretionary mandates volumes as a percentage of assets under management, excluding those from the external asset manager business.
References to Wealth Management mean SUB PC, IWM PB and APAC PB within WM&C or their combined results. References to Wealth Management-related mean SUB, IWM and APAC WM&C or their combined results. References to global advisory and underwriting include global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements.
Generic references to profit and costs in this media release refer to pre-tax income and operating expenses, respectively.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,595	5,636	5,205	(1)	7	11,231	10,739	5
Provision for credit losses	73	48	82	52	(11)	121	135	(10)
Total operating expenses	4,470	4,534	4,541	(1)	(2)	9,004	9,352	(4)
Income before taxes	1,052	1,054	582	0	81	2,106	1,252	68
Net income attributable to shareholders	647	694	303	(7)	114	1,341	899	49
Assets under management and net new assets (CHF million)
Assets under management	1,398.4	1,379.6	1,307.3	1.4	7.0	1,398.4	1,307.3	7.0
Net new assets	15.4	25.1	12.1	(38.6)	27.3	40.5	36.5	11.0
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	12.8	12.9	14.2	–	–	12.8	14.2	–
Look-through CET1 ratio (%)	12.8	12.9	13.3	–	–	12.8	13.3	–
Look-through CET1 leverage ratio (%)	3.9	3.8	3.8	–	–	3.9	3.8	–
Look-through tier 1 leverage ratio (%)	5.2	5.1	5.2	–	–	5.2	5.2	–

Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17
Statements of operations (CHF million)
Net revenues	5,771	5,839	5,479	(176)	(203)	(274)	5,595	5,636	5,205
Provision for credit losses	74	48	69	(1)	0	13	73	48	82
Compensation and benefits	2,476	2,473	2,501	71	65	94	2,547	2,538	2,595
General and administrative expenses	1,313	1,382	1,363	107	126	164	1,420	1,508	1,527
Commission expenses	326	340	343	2	4	7	328	344	350
Restructuring expenses	162	133	58	13	11	11	175	144	69
Total other operating expenses	1,801	1,855	1,764	122	141	182	1,923	1,996	1,946
Total operating expenses	4,277	4,328	4,265	193	206	276	4,470	4,534	4,541
Income/(loss) before taxes	1,420	1,463	1,145	(368)	(409)	(563)	1,052	1,054	582
Statement of operations metrics (%)
Return on regulatory capital	12.8	13.4	10.9	–	–	–	9.1	9.1	5.1
Balance sheet statistics (CHF million)
Total assets	770,719	778,889	728,984	27,439	30,163	54,427	798,158	809,052	783,411
Risk-weighted assets [1]	256,677	248,776	221,236	20,448	22,239	38,101	277,125	271,015	259,337
Leverage exposure [1]	881,310	888,903	834,583	38,692	43,168	71,611	920,002	932,071	906,194
Credit Suisse and Core Results
	Core Results		Strategic Resolution Unit		Credit Suisse
in / end of	6M18	6M17	6M18	6M17	6M18	6M17
Statements of operations (CHF million)
Net revenues	11,610	11,219	(379)	(480)	11,231	10,739
Provision for credit losses	122	98	(1)	37	121	135
Compensation and benefits	4,949	5,118	136	182	5,085	5,300
General and administrative expenses	2,695	2,757	233	371	2,928	3,128
Commission expenses	666	704	6	14	672	718
Restructuring expenses	295	188	24	18	319	206
Total other operating expenses	3,656	3,649	263	403	3,919	4,052
Total operating expenses	8,605	8,767	399	585	9,004	9,352
Income/(loss) before taxes	2,883	2,354	(777)	(1,102)	2,106	1,252
Statement of operations metrics (%)
Return on regulatory capital	13.2	11.1	–	–	9.1	5.4
1 Disclosed on a look-through basis.

Adjusted results referred to in this media release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17
Reconciliation of adjusted results (CHF million, except where indicated)
Net revenues	5,771	5,839	5,479	(176)	(203)	(274)	5,595	5,636	5,205
Real estate gains	0	0	0	0	(1)	0	0	(1)	0
(Gains)/losses on business sales	0	(73)	0	0	0	0	0	(73)	0
Adjusted net revenues	5,771	5,766	5,479	(176)	(204)	(274)	5,595	5,562	5,205
Provision for credit losses	74	48	69	(1)	0	13	73	48	82
Total operating expenses	4,277	4,328	4,265	193	206	276	4,470	4,534	4,541
Restructuring expenses	(162)	(133)	(58)	(13)	(11)	(11)	(175)	(144)	(69)
Major litigation provisions	(29)	(48)	(12)	(26)	(37)	(21)	(55)	(85)	(33)
Expenses related to business sales	0	0	0	(1)	0	0	(1)	0	0
Adjusted total operating expenses	4,086	4,147	4,195	153	158	244	4,239	4,305	4,439
Income/(loss) before taxes	1,420	1,463	1,145	(368)	(409)	(563)	1,052	1,054	582
Total adjustments	191	108	70	40	47	32	231	155	102
Adjusted income/(loss) before taxes	1,611	1,571	1,215	(328)	(362)	(531)	1,283	1,209	684
Adjusted return on regulatory capital (%)	14.6	14.4	11.5	–	–	–	11.1	10.5	5.9
	Core Results		Strategic Resolution Unit		Credit Suisse
in	6M18	6M17	6M18	6M17	6M18	6M17
Reconciliation of adjusted results (CHF million, except where indicated)
Net revenues	11,610	11,219	(379)	(480)	11,231	10,739
Real estate gains	0	0	(1)	0	(1)	0
(Gains)/losses on business sales	(73)	23	0	(38)	(73)	(15)
Adjusted net revenues	11,537	11,242	(380)	(518)	11,157	10,724
Provision for credit losses	122	98	(1)	37	121	135
Total operating expenses	8,605	8,767	399	585	9,004	9,352
Restructuring expenses	(295)	(188)	(24)	(18)	(319)	(206)
Major litigation provisions	(77)	(39)	(63)	(91)	(140)	(130)
Expenses related to business sales	0	0	(1)	0	(1)	0
Adjusted total operating expenses	8,233	8,540	311	476	8,544	9,016
Income/(loss) before taxes	2,883	2,354	(777)	(1,102)	2,106	1,252
Total adjustments	299	250	87	71	386	321
Adjusted income/(loss) before taxes	3,182	2,604	(690)	(1,031)	2,492	1,573
Adjusted return on regulatory capital (%)	14.5	12.3	–	–	10.8	6.7
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Reconciliation of adjusted results
	Credit Suisse
in	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Reconciliation of adjusted results (CHF million, except where indicated)
Net revenues	5,189	4,972	5,205	5,534	5,181	5,396	5,108	4,638	4,210
Fair value on own debt	–	–	–	–	–	–	–	–	697
Real estate gains	0	0	0	0	(78)	(346)	0	0	(72)
(Gains)/losses on business sales	28	0	0	(15)	2	0	0	56	(34)
Adjusted net revenues	5,217	4,972	5,205	5,519	5,105	5,050	5,108	4,694	4,801
Provision for credit losses	43	32	82	53	75	55	(28)	150	133
Total operating expenses	5,005	4,540	4,541	4,811	7,309	5,119	4,937	4,972	10,518
Goodwill impairment	0	0	0	0	0	0	0	0	(3,797)
Restructuring expenses	(137)	(112)	(69)	(137)	(49)	(145)	(91)	(255)	(355)
Major litigation provisions	(255)	(108)	(33)	(97)	(2,401)	(306)	0	0	(564)
Expenses related to business sales	(8)	0	0	0	0	0	0	0	0
Adjusted total operating expenses	4,605	4,320	4,439	4,577	4,859	4,668	4,846	4,717	5,802
Income/(loss) before taxe	141	400	582	670	(2,203)	222	199	(484)	(6,441)
Total adjustments	428	220	102	219	2,374	105	91	311	5,307
Adjusted income/(loss) before taxes	569	620	684	889	171	327	290	(173)	(1,134)
Reconciliation of adjusted results
	SUB, IWM, and APAC WM&C
in	6M18	6M17	6M16	6M15	[1]
Adjusted results (CHF million)
Net revenues	6,824	6,392	5,874	5,789
Real estate gains	0	0	0	(23)
(Gains)/losses on business sales	(73)	0	0	0
Adjusted net revenues	6,751	6,392	5,874	5,766
Provision for credit losses	88	59	13	65
Total operating expenses	4,330	4,374	4,199	4,083
Restructuring expenses	(123)	(97)	(69)	–
Major litigation provisions	(77)	(39)	0	10
Adjusted total operating expenses	4,130	4,238	4,130	4,093
Income before taxes	2,406	1,959	1,662	1,641
Total adjustments	127	136	69	(33)
Adjusted income before taxes	2,533	2,095	1,731	1,608
1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 million and CHF 123 million, respectively.

Swiss Universal Bank
	in / end of			% change		in / end of % change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Results (CHF million)
Net revenues	1,419	1,431	1,405	(1)	1	2,850	2,759	3
of which Private Clients	757	762	733	(1)	3	1,519	1,444	5
of which Corporate & Institutional Clients	662	669	672	(1)	(1)	1,331	1,315	1
Provision for credit losses	35	34	36	3	(3)	69	46	50
Total operating expenses	831	834	867	0	(4)	1,665	1,807	(8)
Income before taxes	553	563	502	(2)	10	1,116	906	23
of which Private Clients	268	265	222	1	21	533	383	39
of which Corporate & Institutional Clients	285	298	280	(4)	2	583	523	11
Metrics (%)
Return on regulatory capital	17.7	17.9	15.5	–	–	17.7	14.1	–
Cost/income ratio	58.6	58.3	61.7	–	–	58.4	65.5	–
Private Clients
Assets under management (CHF billion)	207.9	206.7	201.5	0.6	3.2	207.9	201.5	3.2
Net new assets (CHF billion)	0.5	2.7	1.7	–	–	3.2	3.7	–
Gross margin (annualized) (bp)	145	147	146	–	–	146	146	–
Net margin (annualized) (bp)	51	51	44	–	–	51	39	–
Corporate & Institutional Clients
Assets under management (CHF billion)	355.8	352.0	352.5	1.1	0.9	355.8	352.5	0.9
Net new assets (CHF billion)	0.9	3.8	0.0	–	–	4.7	0.0	–

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17
Adjusted results (CHF million, except where indicated)
Net revenues	757	762	733	662	669	672	1,419	1,431	1,405
Gains on business sales	0	(19)	0	0	(18)	0	0	(37)	0
Adjusted net revenues	757	743	733	662	651	672	1,419	1,394	1,405
Provision for credit losses	11	10	11	24	24	25	35	34	36
Total operating expenses	478	487	500	353	347	367	831	834	867
Restructuring expenses	(17)	(22)	2	(10)	(6)	2	(27)	(28)	4
Major litigation provisions	0	0	(2)	0	0	(4)	0	0	(6)
Adjusted total operating expenses	461	465	500	343	341	365	804	806	865
Income before taxes	268	265	222	285	298	280	553	563	502
Total adjustments	17	3	0	10	(12)	2	27	(9)	2
Adjusted income before taxes	285	268	222	295	286	282	580	554	504
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	18.6	17.6	15.6
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	6M18	6M17	6M18	6M17	6M18	6M17
Adjusted results (CHF million, except where indicated)
Net revenues	1,519	1,444	1,331	1,315	2,850	2,759
Gains on business sales	(19)	0	(18)	0	(37)	0
Adjusted net revenues	1,500	1,444	1,313	1,315	2,813	2,759
Provision for credit losses	21	23	48	23	69	46
Total operating expenses	965	1,038	700	769	1,665	1,807
Restructuring expenses	(39)	(45)	(16)	(3)	(55)	(48)
Major litigation provisions	0	(2)	0	(31)	0	(33)
Adjusted total operating expenses	926	991	684	735	1,610	1,726
Income before taxes	533	383	583	523	1,116	906
Total adjustments	20	47	(2)	34	18	81
Adjusted income before taxes	553	430	581	557	1,134	987
Adjusted return on regulatory capital (%)	–	–	–	–	18.0	15.4

International Wealth Management
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Results (CHF million)
Net revenues	1,344	1,403	1,264	(4)	6	2,747	2,485	11
of which Private Banking	992	1,043	927	(5)	7	2,035	1,810	12
of which Asset Management	352	360	337	(2)	4	712	675	5
Provision for credit losses	5	(1)	8	–	(38)	4	10	(60)
Total operating expenses	906	920	891	(2)	2	1,826	1,819	0
Income before taxes	433	484	365	(11)	19	917	656	40
of which Private Banking	347	401	297	(13)	17	748	536	40
of which Asset Management	86	83	68	4	26	169	120	41
Metrics (%)
Return on regulatory capital	31.8	35.7	28.3	–	–	33.6	25.6	–
Cost/income ratio	67.4	65.6	70.5	–	–	66.5	73.2	–
Private Banking
Assets under management (CHF billion)	370.7	369.7	336.4	0.3	10.2	370.7	336.4	10.2
Net new assets (CHF billion)	5.2	5.5	4.6	–	–	10.7	9.3	–
Gross margin (annualized) (bp)	107	114	110	–	–	110	109	–
Net margin (annualized) (bp)	37	44	35	–	–	41	32	–
Asset Management
Assets under management (CHF billion)	401.4	391.2	366.0	2.6	9.7	401.4	366.0	9.7
Net new assets (CHF billion)	8.0	9.0	2.8	–	–	17.0	17.8	–

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17
Adjusted results (CHF million, except where indicated)
Net revenues	992	1,043	927	352	360	337	1,344	1,403	1,264
(Gains)/losses on business sales	0	(37)	0	0	1	0	0	(36)	0
Adjusted net revenues	992	1,006	927	352	361	337	1,344	1,367	1,264
Provision for credit losses	5	(1)	8	0	0	0	5	(1)	8
Total operating expenses	640	643	622	266	277	269	906	920	891
Restructuring expenses	(25)	(18)	(4)	(3)	(8)	(3)	(28)	(26)	(7)
Major litigation provisions	0	0	(6)	0	0	0	0	0	(6)
Adjusted total operating expenses	615	625	612	263	269	266	878	894	878
Income before taxes	347	401	297	86	83	68	433	484	365
Total adjustments	25	(19)	10	3	9	3	28	(10)	13
Adjusted income before taxes	372	382	307	89	92	71	461	474	378
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	33.9	34.9	29.3
	Private Banking		Asset Management		International Wealth Management
in	6M18	6M17	6M18	6M17	6M18	6M17
Adjusted results (CHF million, except where indicated)
Net revenues	2,035	1,810	712	675	2,747	2,485
(Gains)/losses on business sales	(37)	0	1	0	(36)	0
Adjusted net revenues	1,998	1,810	713	675	2,711	2,485
Provision for credit losses	4	10	0	0	4	10
Total operating expenses	1,283	1,264	543	555	1,826	1,819
Restructuring expenses	(43)	(27)	(11)	(16)	(54)	(43)
Major litigation provisions	0	(6)	0	0	0	(6)
Adjusted total operating expenses	1,240	1,231	532	539	1,772	1,770
Income before taxes	748	536	169	120	917	656
Total adjustments	6	33	12	16	18	49
Adjusted income before taxes	754	569	181	136	935	705
Adjusted return on regulatory capital (%)	–	–	–	–	34.3	27.5

Asia Pacific
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Results (CHF million)
Net revenues	914	991	848	(8)	8	1,905	1,729	10
of which Wealth Management & Connected	564	663	559	(15)	1	1,227	1,148	7
of which Markets	350	328	289	7	21	678	581	17
Provision for credit losses	7	10	(1)	(30)	–	17	3	467
Total operating expenses	690	747	661	(8)	4	1,437	1,391	3
Income before taxes	217	234	188	(7)	15	451	335	35
of which Wealth Management & Connected	168	205	196	(18)	(14)	373	397	(6)
of which Markets	49	29	(8)	69	–	78	(62)	–
Metrics (%)
Return on regulatory capital	14.8	16.9	14.4	–	–	15.9	12.7	–
Cost/income ratio	75.5	75.4	77.9	–	–	75.4	80.5	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	205.6	199.1	177.8	3.3	15.6	205.6	177.8	15.6
Net new assets (CHF billion)	3.4	6.2	4.5	–	–	9.6	9.8	–
Gross margin (annualized) (bp)	80	92	91	–	–	86	94	–
Net margin (annualized) (bp)	29	34	33	–	–	32	33	–

Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17
Adjusted results (CHF million, except where indicated)
Net revenues	564	663	559	350	328	289	914	991	848
Provision for credit losses	6	9	(1)	1	1	0	7	10	(1)
Total operating expenses	390	449	364	300	298	297	690	747	661
Restructuring expenses	(11)	(3)	(2)	(9)	(3)	(9)	(20)	(6)	(11)
Major litigation provisions	(29)	(48)	0	0	0	0	(29)	(48)	0
Adjusted total operating expenses	350	398	362	291	295	288	641	693	650
Income/(loss) before taxes	168	205	196	49	29	(8)	217	234	188
Total adjustments	40	51	2	9	3	9	49	54	11
Adjusted income before taxes	208	256	198	58	32	1	266	288	199
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	18.3	20.8	15.3
	Wealth Management & Connected		Markets		Asia Pacific
in	6M18	6M17	6M18	6M17	6M18	6M17
Adjusted results (CHF million, except where indicated)
Net revenues	1,227	1,148	678	581	1,905	1,729
Provision for credit losses	15	3	2	0	17	3
Total operating expenses	839	748	598	643	1,437	1,391
Restructuring expenses	(14)	(6)	(12)	(24)	(26)	(30)
Major litigation provisions	(77)	0	0	0	(77)	0
Adjusted total operating expenses	748	742	586	619	1,334	1,361
Income/(loss) before taxes	373	397	78	(62)	451	335
Total adjustments	91	6	12	24	103	30
Adjusted income/(loss) before taxes	464	403	90	(38)	554	365
Adjusted return on regulatory capital (%)	–	–	–	–	19.6	13.8
			APAC Markets
in	2Q18	2Q17	6M18	6M17
Adjusted results (USD million)
Net revenues	354	298	702	591
Total operating expenses	304	305	619	652
Restructuring expenses	(10)	(8)	(13)	(23)
Adjusted total operating expenses	294	297	606	629
Income before taxes	50	(7)	81	(61)
Total adjustments	10	8	13	23
Adjusted income before taxes	60	1	94	(38)

Global Markets
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Results (CHF million)
Net revenues	1,426	1,546	1,517	(8)	(6)	2,972	3,126	(5)
Provision for credit losses	12	4	12	200	0	16	17	(6)
Total operating expenses	1,266	1,247	1,248	2	1	2,513	2,535	(1)
Income before taxes	148	295	257	(50)	(42)	443	574	(23)
Metrics (%)
Return on regulatory capital	4.2	8.5	7.4	–	–	6.5	8.2	–
Cost/income ratio	88.8	80.7	82.3	–	–	84.6	81.1	–
Reconciliation of adjusted results
	Global Markets
in	2Q18	1Q18	2Q17	6M18	6M17
Adjusted results (CHF million, except where indicated)
Net revenues	1,426	1,546	1,517	2,972	3,126
Provision for credit losses	12	4	12	16	17
Total operating expenses	1,266	1,247	1,248	2,513	2,535
Restructuring expenses	(56)	(42)	(32)	(98)	(52)
Adjusted total operating expenses	1,210	1,205	1,216	2,415	2,483
Income before taxes	148	295	257	443	574
Total adjustments	56	42	32	98	52
Adjusted income before taxes	204	337	289	541	626
Adjusted return on regulatory capital (%)	5.8	9.8	8.3	7.9	9.0
			Global Markets
in	2Q18	2Q17	6M18	6M17
Adjusted results (USD million)
Net revenues	1,441	1,560	3,083	3,175
Provision for credit losses	13	12	17	17
Total operating expenses	1,279	1,281	2,604	2,573
Restructuring expenses	(57)	(33)	(101)	(53)
Adjusted total operating expenses	1,222	1,248	2,503	2,520
Income before taxes	149	267	462	585
Total adjustments	57	33	101	53
Adjusted income before taxes	206	300	563	638

Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Results (CHF million)
Net revenues	644	528	511	22	26	1,172	1,117	5
Provision for credit losses	15	1	13	–	15	16	19	(16)
Total operating expenses	519	468	420	11	24	987	871	13
Income before taxes	110	59	78	86	41	169	227	(26)
Metrics (%)
Return on regulatory capital	13.9	8.1	12.0	–	–	11.1	17.4	–
Cost/income ratio	80.6	88.6	82.2	–	–	84.2	78.0	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	2Q18	1Q18	2Q17	6M18	6M17
Adjusted results (CHF million, except where indicated)
Net revenues	644	528	511	1,172	1,117
Provision for credit losses	15	1	13	16	19
Total operating expenses	519	468	420	987	871
Restructuring expenses	(31)	(30)	(10)	(61)	(12)
Adjusted total operating expenses	488	438	410	926	859
Income before taxes	110	59	78	169	227
Total adjustments	31	30	10	61	12
Adjusted income before taxes	141	89	88	230	239
Adjusted return on regulatory capital (%)	17.8	12.4	13.5	15.2	18.3
	Investment Banking & Capital Markets
in	2Q18	2Q17	6M18	6M17
Adjusted results (USD million)
Net revenues	650	527	1,209	1,135
Provision for credit losses	15	14	16	20
Total operating expenses	525	431	1,021	884
Restructuring expenses	(31)	(10)	(63)	(12)
Adjusted total operating expenses	494	421	958	872
Income before taxes	110	82	172	231
Total adjustments	31	10	63	12
Adjusted income before taxes	141	92	235	243
Global advisory and underwriting revenues
	in			% change		in		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,156	1,106	1,016	5	14	2,262	2,149	5
of which advisory and other fees	313	251	192	25	63	564	470	20
of which debt underwriting	568	616	582	(8)	(2)	1,184	1,229	(4)
of which equity underwriting	275	239	242	15	14	514	450	14

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

 Tidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial OfficerJuly 31, 2018  Credit SuisseSecond Quarter 2018 Results

 2  July 31, 2018  Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our 2Q18 Financial Report, published on July 31, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Earnings Review  3  July 31, 2018

Key messages

PTI[1] of CHF 1.3 bn, up 88% YoY, highest in 12 quarters, driven by continued positive operating leverage with revenues[1] up 7% YoY

1. **Accelerating profitable growth in Wealth Management[2]**
   - Continued strong growth momentum with CHF 23.5 bn of Wealth Management NNA in 1H18; representing an annualized NNA growth rate of 6%
   - Record AuM of CHF 784 bn, at higher net margin year on year
   - Delivering disciplined, quality, client-led revenue growth; adj. revenues up 7% in 1H18 year-on-year
2. **Driving positive operating leverage with higher revenues and lower costs leading to significant growth in pre-tax income**
   - 2Q18 adj. revenues up 7% year on year; 1H18 adj. revenues up 4% year on year
   - 2Q18 adj. operating expenses down 5% year on year; 1H18 adj. operating expenses down 5% year on year
   - CHF 4.4 bn of cumulative adj. PTI increase over 7 quarters
3. **Restructuring: already achieved end-2018 SRU RWA and leverage exposure target levels**
   - On track for SRU wind-down by end-2018, with RWA ex Op Risk and leverage exposure target levels already achieved in 2Q18, while further reducing the drag on our Group results
4. **Accreting capital and growing shareholder returns**
   - Strong capital position with CET1 ratio of 12.8%; Tier 1 leverage ratio of 5.2%
   - Core adj. RoRC† at 15%[3]; Group RoTE‡ at 7.2%[3] with a clear path to achieving our 2019 target of between 10-11%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix ‡ See Appendix
1 Adjusted 2 Relating to SUB PC, IWM PB and APAC PB within WM&C 3 In 1H18

CREDIT SUISSE July 31, 2018 4

   5  July 31, 2018  1Q  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix   Seventh consecutive quarter of year-on-year profit growth, starting from 4Q16    +36%    +88%  -1,135    ‘16  ‘17  ‘18  3Q  ‘16  ‘17  4Q  ‘15  ‘16  ‘17  2Q  ‘16  ‘17  ‘18  Group adjusted pre-tax incomein CHF mn    Starting point

 6  July 31, 2018  2Q18 the highest Group adjusted PTI since 3Q15  Group adjusted pre-tax incomein CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix    -1,135  Full-year 2016  Full-year 2017  615  2,762  Half-year 2018  2,492  2Q18

 7  July 31, 2018  In Wealth Management, we are delivering strong NNA flows…  1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 APAC PB within WM&C  Wealth Management1 NNA1H18, in CHF bn  2  NNA growth rate1H18 annualized  3%    6%  10%  6%  2Q  1Q  9.1  14.4

 8  July 31, 2018  …reaching record AuM levels…  Wealth Management1 AuMin CHF bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  +21%        +10%  CAGR

   9  July 31, 2018  …increasing our mandate penetration…  Mandate volume1in CHF bn   +51%  21%  24%  25%  27%  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  Mandate penetration1

   10  July 31, 2018  …supporting our overall revenue growth  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to SUB PC, IWM PB and APAC PB within WM&C  +7%  Wealth Management1 adjusted revenuesin CHF mn

 11  July 31, 2018  We have materially lowered our cost base  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix* Adjusted operating cost base at constant 2015 FX rates; see Appendix  -18%  Adjusted operating cost base at constant FX rates*in CHF bn

Seven consecutive quarters of value creation through positive operating leverage

Group adjusted results
in CHF mn



	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	**2Q18**	Cumulative PTI improvement
Net revenues increase Year-on-year	+6%	+18%	+2%	-2%	+2%	+1%	**+7%**	
Operating expenses decrease Year-on-year	-16%	-3%	-8%	-7%	-5%	-6%	**-5%**	
Pre-tax income increase Year-on-year	+1,306	+1,062	+394	+293	+398	+320	**+599**	**+4,372**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

CREDIT SUISSE July 31, 2018 12

 13  July 31, 2018  Compounding effect of consistent delivery of higher revenues and lower costs drives higher profits  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Includes provision for credit losses of CHF 122 mn in 1H16, CHF 135 mn in 1H17 and CHF 121 mn in 1H18  2.5  8.5  11.2  9.0  10.7  1H18  1H16  1H17  Net revenues  Pre-tax income1  Operating expenses  -11%  Group adjusted resultsin CHF bn   9.6  9.8  0.1  1.6    +2.4 bn  +9%  -6%  1H18 vs. 1H16  +4%  -5%  +14%

 14  July 31, 2018  End-2018 SRU capital targets achieved in 2Q18  SRU RWA excl. Op Risk1in USD bn  -83%  SRU leverage exposurein USD bn  1 Excludes Op Risk RWA of CHF 19 bn in 1H15 and CHF 11 bn in 1H18 2 SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of the Group from 2019 onwards   2  -81%  2  57    203  39    10

 15  July 31, 2018  Strong capital ratios  CET1 ratio          Tier 1 leverage ratio            Guidance>12.5%  11.8%    Guidance>5.0%

We have won a number of industry awards

Select accolades[1]

Best Bank in Switzerland

Best Bank for Wealth Management Western Europe

Best Bank for Wealth Management Central and Eastern Europe

Best Bank for Wealth Management Middle East

Best Bank for Wealth Management Latin America

EUROMONEY AWARDS FOR EXCELLENCE 2018

Best Investment Bank in Switzerland

Best Investment Bank in Asia

Global Award for Best Investment Bank in the Emerging Markets

Banker of the Year

1 Euromoney as of July 11, 2018

CREDIT SUISSE July 31, 2018 16

 Divisional Overview  17  July 31, 2018

 18  July 31, 2018  Strict capital discipline, allocating more capital to our Wealth Management and IBCM businesses…  RWA contributionin CHF bn      Before  Now  SUB, IWM,APAC WM&Cand IBCM  Marketsactivities1  243  222  235  236  1 Includes Global Markets, APAC Markets and SRU. SRU excludes Op Risk RWA of CHF 19 bn in 1H15 and 1H16, CHF 20 bn in 1H17 and CHF 11 bn in 1H18

 19  July 31, 2018  …allowing us to simultaneously grow profits, change the composition of our earnings and reduce risk  Core adjustedPTI contribution1in CHF mn      Group VaR4  47  30  40  26  3,346  3,182  2,604  2,026  SUB3, IWM,APAC WM&Cand IBCM  Marketsactivities2  Core adjusted RoRC†  15.6%    9.9%  12.3%  14.5%    Before  Now  CET1 ratio  10.3%    11.8%  13.3%  12.8%    CorporateCenter  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Percentages refer to contribution to Core adjusted pre-tax income excluding Corporate Center adjusted pre-tax income of CHF -159 mn in 1H15 and CHF -212 mn in 1H18 2 Includes Global Markets and APAC Markets 3 Excludes Swisscard pre-tax income of CHF 25 mn in 1H15 4 Trading book average one-day, 98% risk management Value-at-Risk in CHF mn

 20  July 31, 2018  In Global Markets, we maintained our capital discipline, lowered our cost base and delivered a profitable quarter…  GM RWA1in USD bn  GM leverage exposurein USD bn    ThresholdUSD 60 bn      54  59    ThresholdUSD 290 bn      289  268  Binding capital constraint  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Global Markets RWA in 2Q18 of USD 59 bn included an increase year-over-year of USD 1.9 bn from the re-allocation of operational risk RWA in 1Q18.    GM adj. operating expensesin USD mn      GM net revenuesin USD mn  1,560  1,441      1,248  1,222  Global Markets  IBCM  Wealth Management  GM adj. PTIin USD mn  206  -8%  -2%

Global Markets | IBCM | Wealth Management

…while continuing to invest in growing our strategic ITS business

ITS net revenues
in USD terms


+17%
2Q
1Q
+25%
+11%
1H17
1H18

- Structured products **investments up CHF 5.5 bn**, driven by House View led solutions and client demand for risk management solutions in volatile markets
- **Landmark structured product** - flow issuance up 40%
- **25% more wealth management client interactions** in structured products in 1H18
- **FX client revenues up ~10%**

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21

 22  July 31, 2018  In IBCM we have outperformed the Street across all key products led by strong performance in advisory…  Global underwriting and advisory revenues1in USD mn  IBCM net revenuesin USD mn  +14%  1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 2 Source: Dealogic as of June 30, 2018 (Global) 3 Source: Dealogic as of June 30, 2018, includes Americas and EMEA only  +23%  IBCM 2Q18 YoY performance3  AdvisoryEquity underwritingDebt underwriting        Street fees  Performance vs. market  Global Markets  IBCM  Wealth Management  -3%-5%+1%  -1%  2  -2%  3  Street  Street

 23  July 31, 2018  …and have driven both profits and returns higher  IBCM adjusted pre-tax incomein USD mn  IBCM adjusted RoRC†  14%  18%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  +53%  Global Markets  IBCM  Wealth Management

Global Markets | IBCM | Wealth Management
SUB | IWM | APAC

Highest quarterly profit in SUB since 2013…


SUB adjusted pre-tax income[1]
in CHF mn
Full-year 2014
Full-year 2015
Full-year 2016
Full-year 2017
Half-year 2018
Quarterly adj. PTI
Average
415
335
424
338
431
432
400
336
472
457
431
378
483
504
448
438
554
580
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Excludes Swisscard pre-tax income of CHF 16 mn in 1Q14, CHF 19 mn in 2Q14, CHF 22 mn in 3Q14, CHF 17 mn in 4Q14, CHF 12 mn in 1Q15 and CHF 13 mn in 2Q15

CREDIT SUISSE
July 31, 2018
24

 Half-year 2018  25  July 31, 2018  …building a clear ascending profitability trend  SUB adjusted pre-tax income1in CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Excludes Swisscard pre-tax income of CHF 35 mn in 1H14, CHF 39 mn in 2H14, CHF 25 mn in 1H15 2 SUB PC  1H                    Full-year 2014  Full-year 2015  Full-year 2016  Full-year 2017  SUB  IWM  APAC  Global Markets  IBCM  Wealth Management  Half-yearadj. PTIAverage  Adj. RoRC†  n/a  14%  15%  15%  18%          NNA2in CHF bn  4  3  1  4  3  -1  1  -1  1

 Half-year 2018  26  July 31, 2018  Step-change in IWM profits…  IWM adjusted pre-tax incomein CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix              1H  2H  1H  2H  1H  2H  Full-year 2015  Full-year 2016  Full-year 2017  SUB  IWM  APAC  Global Markets  IBCM  Wealth Management  1H      Half-yearadj. PTIAverage  24%  24%  28%  34%          Adj. RoRC†  17  16  27  28  7  5  9  NNAin CHF bn

 27  July 31, 2018  …with strong contribution from Asset Management  Asset Managementadjusted pre-tax incomein CHF mn  +41%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  Asset Managementadjusted RoRC†  15%  25%      16%    SUB  IWM  APAC  Global Markets  IBCM  Wealth Management  Asset Management NNAin CHF bn  5.0  17.0  17.8

 Half-year 2018  28  July 31, 2018  Step-change in APAC WM&C profits…  APAC WM&C adjusted pre-tax incomein CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix              1H  2H  1H  2H  1H  2H  Full-year 2015  Full-year 2016  Full-year 2017  Half-yearadj. PTIAverage  SUB  IWM  APAC  Global Markets  IBCM  Wealth Management  1H      234  20%  22%  29%  31%          Adj. RoRC†  11  9  10  10  7  5  7  NNAin CHF bn

Global Markets | IBCM | Wealth Management | SUB | IWM | APAC

…significant improvement in APAC Markets performance…

APAC Markets adjusted PTI
in USD mn


+132 mn
-38
12
94
1H17
2H17
1H18

	1H17	2H17	1H18
APAC Markets adjusted RoRC†	-2%	1%	**6%**
APAC Markets adjusted revenues in USD mn	591	618	**702**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix

CREDIT SUISSE July 31, 2018 29

 30  July 31, 2018  …driving higher returns for the division  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  APAC adjusted RoRC†  +6 pp.  SUB  IWM  APAC  Global Markets  IBCM  Wealth Management

Global Markets IBCM Wealth Management

Across Wealth Management, we are delivering disciplined, quality, client-led revenue growth…

Wealth Management[1] adjusted net revenues[2]
in CHF mn


YoY growth
1H18 vs. 1H16 CAGR
Recurring commissions and fees
1,099
1,175
+7%
1,260
+7%
1H16
2H16
1H17
2H17
1H18
Net interest income
1,733
1,852
+6%
1,957
+6%
1H16
2H16
1H17
2H17
1H18
Transaction- and performance based
962
1,041
+10%
1,148
+9%
1H16
2H16
1H17
2H17
1H18

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Excludes other revenues of CHF -18 mn in 1H16, CHF -3 mn in 2H16, CHF 2 mn in 1H17, CHF 1 mn in 2H17, CHF 0m in 1H18

CREDIT SUISSE July 31, 2018 31

 32  July 31, 2018  …and have achieved a significant profit acceleration  SUB  IWM  APAC WM&C  2,533    Wealth Management-related businesses1adjusted pre-tax incomein CHF mn   2  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to SUB, IWM and APAC WM&C 2 Excludes Swisscard pre-tax income of CHF 25 mn  1H18 vs. 1H15  2,095  1,608  1,731  +925 mn  +31%  +73%  +126%  +58%  Global Markets  IBCM  Wealth Management

 Increasing returns across our core businesses and eliminating the drag of the SRU  1H16  Size of bar represents 1H18 RWA allocation  1H18      10%  Core  15%    12%  1H17  SUB  15%  18%    15%  IWM  24%  34%    28%  APAC  19%    20%  1  14%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Thereof WM&C 31% and Markets 6% 2 SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of the Group from 2019 onwards  33  July 31, 2018    -41%USD -1.9 bn  SRU  -38%USD -0.7 bn  -35%USD -1.0 bn  Drag on Group RoRC† to reduce further by 20192  Global Markets  2%  8%  9%      IBCM  8%  15%  18%    Adjusted Return onRegulatory Capital†  Adj. RoRC†Adj. PTI drag

   34  July 31, 2018  Significant improvement in Return on Tangible Equity over 24 months…  ‡ See Appendix  1H16  1H17  1H18  Group reportedReturn on Tangible Equity‡

   35  July 31, 2018  …with a number of known actions identified to drive further value…  As per 2017 Investor Day

   36  July 31, 2018  …allowing us to increase our Return on Tangible Equity in 2019 and 2020  10-11%  11-12%  ‡ See Appendix  1H16  1H17  1H18    2019 Target  2020 Target  Group reportedReturn on Tangible Equity‡

 37  July 31, 2018  Summary  Accelerating profitable growth in Wealth ManagementDriving positive operating leverage with higher revenues and lower costs leading to significant growth in pre-tax incomeRestructuring: already achieved end-2018 SRU RWA and leverage exposure target levels Accreting capital and growing shareholder returns

 Detailed Financials  38  July 31, 2018

   39  July 31, 2018  Results Overview      Credit Suisse Group results 2Q18 1Q18 2Q17 1H18 1H17 vs. 1H17 Net revenues 5,595 5,636 5,205 11,231 10,739 5% Provision for credit losses 73 48 82 121 135 Total operating expenses 4,470 4,534 4,541 9,004 9,352 -4%Pre-tax income 1,052 1,054 582 2,106 1,252 68% Real estate gains - -1 - -1 - Gains (-)/losses on business sales - -73 - -73 -15 Restructuring expenses -175 -144 -69 -319 -206 Major litigation provisions -55 -85 -33 -140 -130 Expenses related to business sales -1 - - -1 - Net revenues 5,595 5,562 5,205 11,157 10,724 4% Provision for credit losses 73 48 82 121 135 Total operating expenses 4,239 4,305 4,439 8,544 9,016 -5% Pre-tax income 1,283 1,209 684 2,492 1,573 58%Net income attributable to shareholders 647 694 303 1,341 899 49%Diluted earnings per share in CHF 0.25 0.26 0.13 0.51 0.39 31%Return on tangible equity‡ 6.9% 7.6% 3.4% 7.2% 5.0%  Adjusted  Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix ‡ See Appendix

CET1 ratio at 12.8% and Tier 1 leverage ratio increased to 5.2%

Basel III RWA in CHF bn


12.9%
CET1 ratio
12.8%
271
4
2
-2
2
277
1Q18
FX impact
Core businesses[1]
SRU[1]
Methodology & policy changes[2]
2Q18

Leverage exposure in CHF bn


3.8%
5.1%
CET1 leverage ratio
Tier 1 leverage ratio
3.9%
5.2%
932
15
SUB, IWM, APAC +6
IBCM +4
SRU -5
Corp. Ctr. -10
GM -22
-27
920
1Q18
FX impact
Net business impact
2Q18

Key messages

- CET1 ratio of 12.8% above our 2018 target level of > 12.5%
- CET1 leverage ratio increased to 3.9% from 3.8% in 1Q18, in excess of the Swiss 2020 requirement of 3.5%
- Year-end 2018 SRU capital target levels exceeded by the end of 1H18

Risk-weighted assets

- RWA increase during the quarter driven by FX impact, external methodology changes and growth in our businesses
- Continued reduction of RWA by CHF 2 bn in the SRU to USD 10 bn excl. operational risk; exceeded year-end target level of USD 11 bn in RWA excl. operational risk by the end of 1H18

Leverage exposure

- Leverage exposure lower by CHF 12 bn compared to prior quarter; reduction of CHF 27 bn from lower business usage, primarily in GM, partly offset by FX
- SRU leverage exposure reduced to USD 39 bn, below year-end target level of USD 40 bn
- Expect to call CHF 6.3 bn of CoCo's in 3Q18; even with partial offset from July's USD 2 bn AT1 issuance, expect Tier 1 leverage ratio to decrease in 3Q18; intend to meet our target of > 5% Tier 1 leverage ratio by end-2018

1 Includes model and parameter updates; core businesses include Corporate Center   2 Represents externally prescribed regulatory changes impacting how exposures are treated

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40

Continued cost savings of CHF 0.5 bn in 1H18; on track to achieve targeted cost base of <CHF 17.0 by end-2018

Adjusted operating cost base at constant FX rates*
in CHF bn


21.2
19.3
18.0
-0.5
> -0.5
<17.0
Full year 2015
Full year 2016
Full year 2017
1H18 net savings
To be achieved in 2H18
2018 Target


-18%
-5%
10.5
9.6
9.0
8.6
1H15
1H16
1H17
1H18

- CHF 0.5 bn or 5% cost reduction vs. 1H17; 2Q18 with incremental net savings of CHF 0.2 bn
- Efficiency gains and cost savings across expense types and divisions as well as from the continued wind-down of the SRU
- 18% cost reduction since inception of the cost reduction program in late 2015[1]; target 20% reduction over the lifetime of the program by end-2018
- On track to achieve our end-2018 target of net savings of > CHF 4.2 bn since the end of 2015 and an adjusted operating cost base of < CHF 17.0 bn for the year

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base at constant 2015 FX rates; see Appendix
1 Measures 1H18 vs. 1H15

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Swiss Universal Bank
Strong operating leverage delivers continued profit momentum

Adjusted key financials

in CHF mn	2Q18	1Q18	2Q17	Δ 2Q17
Net revenues	1,419	1,394	1,405	1%
o/w Private Clients	757	743	733	3%
o/w Corp. & Inst. Clients	662	651	672	-1%
Provision for credit losses	35	34	36	
Total operating expenses	804	806	865	-7%
Pre-tax income	**580**	**554**	**504**	15%
o/w Private Clients	**285**	**268**	**222**	28%
o/w Corp. & Inst. Clients	**295**	**286**	**282**	5%
Cost/income ratio	**57%**	**58%**	**62%**	
Return on regulatory capital†	**19%**	**18%**	**16%**	

Key metrics

in CHF bn		2Q18	1Q18	2Q17	Δ 2Q17
PC	Adj. net margin in bps	55	52	44	11
PC	Net new assets	0.5	2.7	1.7	
PC	Mandates penetration	32%	32%	31%	
	Net loans	167	167	165	1%
	Risk-weighted assets	73	71	64	13%
	Leverage exposure	252	247	260	-3%

Key messages

- 2Q18 pre-tax income up 15%; 10th consecutive quarter with YoY PTI growth, resulting in an RoRC† of 19%
- Revenues up 1% with increases across net interest income and recurring revenues
- Continued cost momentum with operating expenses down 21% since 4Q15, resulting in a cost/income ratio of 57% for 2Q18
- Named 'Best Bank in Switzerland 2018' by Euromoney

Private Clients

- Revenues up 3%, supported by continued momentum of our UHNW and Bank for Entrepreneurs franchises
- Continued positive development in mandates, structured products and FX transactions reflecting client needs in current market environment
- NNA of CHF 0.5 bn, taking the 1H18 annualized growth rate to 3%; net margin of 55 bps at highest quarterly level to date

Corporate & Institutional Clients

- Robust profit growth reflecting stable revenues and decreased operating expenses
- Strong FX transactions and institutional mandates; 2Q17 included a gain from the sale of an investment
- Named 'Best Investment Bank in Switzerland 2018' by Euromoney

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix

CREDIT SUISSE July 31, 2018 42

International Wealth Management
1H18 PTI of CHF 935 mn up 33%; strong NNA of CHF 27.7 bn

Adjusted key financials

in CHF mn	2Q18	1Q18	2Q17	Δ 2Q17
Net revenues	1,344	1,367	1,264	6%
o/w Private Banking	992	1,006	927	7%
o/w Asset Management	352	361	337	4%
Provision for credit losses	5	-1	8	
Total operating expenses	878	894	878	0%
Pre-tax income	**461**	**474**	**378**	22%
o/w Private Banking	**372**	**382**	**307**	21%
o/w Asset Management	**89**	**92**	**71**	25%
Cost/income ratio	**65%**	**65%**	**69%**	
Return on regulatory capital†	**34%**	**35%**	**29%**	

Key metrics

in CHF bn		2Q18	1Q18	2Q17	Δ 2Q17
PB	Adj. net margin in bps	40	42	36	4
PB	Net new assets	5.2	5.5	4.6	
PB	Number of RM	1,120	1,130	1,120	0%
PB	Net loans	52	51	46	13%
	Net new assets AM	8.0	9.0	2.8	
	Risk-weighted assets	39	38	37	6%
	Leverage exposure	99	94	93	6%

Key messages

- Delivering positive operating leverage in PB and AM confirming sustainability of strong 1Q18 results
- On track to achieve 2018 PTI target of CHF 1.8 bn
- Cost/income ratio of 65% and RoRC† of 34% with continued capital discipline

Private Banking

- 2Q18 PTI up 21% driven by 7% higher revenues with increases across all major revenue categories
- Stable expenses as we continue to self-fund growth investments; strong net margin of 40 bps and cost/income ratio of 62%
- Mandate penetration increased to 33% with CHF 5.3 bn net mandate sales reflecting successful House View implementation
- NNA of CHF 5.2 bn at an annualized growth rate of 6%, with emerging markets and Europe achieving equally strong growth rates

Asset Management

- 2Q18 PTI up 25% with continued growth in management fees (up 10%) at resilient recurring margins at 32 bps
- NNA of CHF 8.0 bn, primarily driven by traditional and alternative investments

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix

CREDIT SUISSE July 31, 2018 43

Asia Pacific
Continued strong performance and asset accumulation

Adjusted key financials

in CHF mn	2Q18	1Q18	2Q17	Δ 2Q17
Net revenues[1]	914	991	848	8%
o/w WM&C	564	663	559	1%
o/w Markets	350	328	289	21%
Provision for credit losses	7	10	-1	
Total operating expenses[1]	641	693	650	-1%
Pre-tax income	**266**	**288**	**199**	34%
o/w WM&C	**208**	**256**	**198**	5%
o/w Markets	**58**	**32**	**1**	n/m
Cost/income ratio	**70%**	**70%**	**77%**	
Return on regulatory capital†	**18%**	**21%**	**15%**	

Key metrics

in CHF bn		2Q18	1Q18	2Q17	Δ 2Q17
PB[2]	Adj. net margin in bps	30	35	34	-4
PB[2]	Net new assets	3.4	6.2	4.5	
PB[2]	Number of RM	610	600	610	0%
PB[2]	Assets under management	206	199	178	16%
	Net loans	44	45	42	7%
	Risk-weighted assets	34	34	32	4%
	Leverage exposure	118	116	102	16%

Key messages

- Pre-tax income of CHF 266 mn, up 34%; continued profit growth in WM&C and substantially improved Markets performance
- Record AuM of CHF 206 bn and NNA of CHF 3.4 bn; 1H18 NNA annualized growth rate of 10%

Wealth Management & Connected (WM&C)

- Continued growth in WM&C with PTI of CHF 208 mn vs. CHF 198 mn in 2Q17
  - Strong performance in M&A and ECM and improved collaboration revenues with PB
  - Some slowdown in transactional and financing activity reflecting weaker conditions
- Continued cost discipline with 3% lower costs

Markets[3]

- Significant improvement in both Equities and Fixed Income revenues following the restructuring measures implemented in 2017
  - Equities up 20%, led by Prime Services
  - 16% increase in Fixed Income revenues driven by higher client activity in structured products and emerging markets rates
- Continued capital and cost discipline

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix 1 In 1Q18, the US-GAAP standard ASU 2014-09 "Revenue from Contracts with Customers" became effective. As a result, both APAC net revenues and operating expenses decreased vs. prior year by CHF 7 mn and CHF 6 mn in 1Q18 and 2Q18, respectively 2 APAC PB within WM&C 3 All numbers quoted under key messages for Markets are based on USD

CREDIT SUISSE

July 31, 2018

44

Investment Banking & Capital Markets
Strong performance reflects increased M&A closings

Adjusted key financials

in USD mn	2Q18	1Q18	2Q17	Δ 2Q17
Net revenues[1]	650	559	527	23%
Provision for credit losses	15	1	14	
Total operating expenses[1]	494	464	421	17%
Pre-tax income	**141**	**94**	**92**	**53%**
Cost/income ratio	**76%**	**83%**	**80%**	
Return on regulatory capital†	**18%**	**12%**	**14%**	

Key metrics

in USD bn	2Q18	1Q18	2Q17	Δ 2Q17
Risk-weighted assets	23	22	19	17%
Leverage exposure	44	41	45	-3%

Global advisory and underwriting revenues[2]

in USD mn	2Q18	1Q18	2Q17	Δ 2Q17
Global advisory and underwriting revenues[1]	1,156	1,106	1,016	14%

Key messages

- 2Q18 results reflect continued execution of our strategy:
  - Significant improvement in advisory driven by substantial M&A closings in the quarter
  - Top 5 ranks in global ECM and Leveraged Finance[3]
  - Continued momentum driving share gains in EMEA[3]
- Revenues of USD 650 mn[1] up 23%, significantly outperforming the Street[4]
- Reduced cost/income ratio to 76% from 80% in 2Q17, notwithstanding higher variable and fixed compensation expenses in line with the improvement in business performance as well as USD 21 mn of US-GAAP changes
- RoRC† of 18% within the targeted range of 15-20%
- Increased RWA of USD 23 bn vs. USD 22 bn in 1Q18 primarily reflects growth in underwriting commitments and the corporate lending portfolio; YoY increase reflects the 1Q18 re-allocation of operational risk RWA
- Global advisory and underwriting revenues for 2Q18 up 14%

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix 1 In 1Q18, the US-GAAP standard ASU 2014-09 "Revenue from Contracts with Customers" became effective. As a result, both IBCM net revenues and operating expenses increased vs. prior year by USD 16 mn and USD 21 mn in 1Q18 and 2Q18, respectively 2 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 3 Source: Dealogic for the period ending June 30, 2018 (Global) 4 Source: Dealogic for the period ending June 30, 2018 (Americas and EMEA only)

CREDIT SUISSE July 31, 2018 45

Global Markets

Results reflect disciplined capital management and continued momentum in ITS

Adjusted key financials

in USD mn	2Q18	1Q18	2Q17	Δ 2Q17
Equities[1]	571	588	557	3%
Fixed Income[1]	986	1,152	1,049	-6%
Other	-116	-98	-46	
Net revenues[2]	1,441	1,642	1,560	-8%
Provision for credit losses	13	4	12	
Total operating expenses[2]	1,222	1,281	1,248	-2%
Pre-tax income/(loss)	**206**	**357**	**300**	-31%
Cost/income ratio	**85%**	**78%**	**80%**	
Return on regulatory capital†	**6%**	**10%**	**8%**	

Key metrics

in USD bn	2Q18	1Q18	2Q17	Δ 2Q17
Risk-weighted assets	59	61	54	11%
Leverage exposure	268	296	289	-7%

Key messages

- 2Q18 PTI of USD 206 mn amid slowdown in client activity in credit franchise compared to a strong 2Q17; solid 1H18 RoRC† of 8%
- Continued momentum in ITS with pivot towards wealth management growth
- Higher Equities revenues, up 3%, with significant increase in equity derivatives reflecting benefits of business investments and increased collaboration in ITS
- Fixed Income revenues decreased 6%; higher results in leveraged finance trading and in structured credit and financing offset by lower securitized products vs. a strong 2Q17
- Expenses declined both YoY and QoQ driven by continued progress on efficiency initiatives
- Continued discipline in capital management with QoQ decline in RWA and leverage exposure

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix
1 Includes sales and trading and underwriting 2 In 1Q18, the US-GAAP standard ASU 2014-09 "Revenue from Contracts with Customers" became effective. As a result, both Global Markets net revenues and operating expenses increased vs. prior year by USD 8 mn and USD 7 mn in 1Q18 and 2Q18, respectively

CREDIT SUISSE July 31, 2018 46

Strategic Resolution Unit
End–2018 capital targets achieved in 2Q18

Key financials

in USD mn		2Q18	1Q18	2Q17	Δ 2Q17
Adjusted	Net revenues	-178	-216	-280	-36%
	Provision for credit losses	-1	0	14	
	Total operating expenses	155	166	252	-38%
	Pre-tax loss	**-332**	**-382**	**-546**	
Real estate gains		-	-1	-	
Restructuring expenses		12	12	12	
Major litigation provisions		26	41	20	
Expenses related to business sales		1	-	-	
Pre-tax loss reported		**-371**	**-434**	**-578**	

Key metrics

	2Q18	1Q18	2Q17	Δ 2Q17
Risk-weighted assets in CHF bn	20	22	38	-46%
RWA excl. operational risk in USD bn	10	12	19	-49%
Leverage exposure in USD bn	39	45	75	-48%

Key messages

- RWA excl. operational risk of USD 10 bn compares to year-end target level of USD 11 bn
- Leverage exposure of USD 39 bn compares to year-end target level of USD 40 bn
- 1H18 adjusted pre-tax loss of USD 714 mn, on track for full-year target of ~USD 1.4 bn
- Adjusted pre-tax loss reduced by USD 214 mn vs. 2Q17, primarily due to lower overall funding costs and a reduction in costs related to the settlements with US authorities regarding US cross-border matters
  - 2Q18 revenues included a USD 72 mn loss relating to the settlement of legacy claims with Lehman Brothers Holding Inc. and certain of its subsidiaries
- Leverage exposure and RWA excl. operational risk lower vs. 1Q18 by USD 6 bn and USD 2 bn, respectively
  - Derivatives exposure reduced by more than 20% through unwinds, clearing and compression, and portfolio hedging
  - Continued progress in reducing loan and financing exposure, notably through the sale of emerging markets loans

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated

CREDIT SUISSE July 31, 2018 47

 48  July 31, 2018  Summary  Accelerating profitable growth in Wealth ManagementDriving positive operating leverage with higher revenues and lower costs leading to significant growth in pre-tax incomeRestructuring: already achieved end-2018 SRU RWA and leverage exposure target levels Accreting capital and growing shareholder returns

 Appendix  49  July 31, 2018

 50  July 31, 2018  Overview of Credit Suisse 2Q18 results  Pre-tax income    Reported             Adjusted          in CHF mn unless otherwise specified    2Q18  1Q18  2Q17  1H18  1H17    2Q18  1Q18  2Q17  1H18  1H17  SUB     553  563  502  1,116  906    580  554  504  1,134  987  IWM    433  484  365  917  656    461  474  378  935  705  APAC    217  234  188  451  335    266  288  199  554  365  IBCM in USD mn    110  62  82  172  231    141  94  92  235  243  Global Markets in USD mn    149  313  267  462  585    206  357  300  563  638  Total Core    1,420  1,463  1,145  2,883  2,354    1,611  1,571  1,215  3,182  2,604  SRU in USD mn    -371  -434  -578  -805  -1,118    -332  -382  -546  -714  -1,048  Group    1,052  1,054  582  2,106  1,252    1,283  1,209  684  2,492  1,573  RWA in CHF bn    277  271  259                         CET1 ratio    12.8%  12.9%  13.3%                   Leverage exposure in CHF bn    920  932  906                   Tier 1 leverage ratio    5.2%  5.1%  5.2%

IBCM with continued momentum in executing marquee global M&A transactions in 1H18

Selected announced global M&A transactions in 1H18
Deal value and Credit Suisse role

DR PEPPER SNAPPLE GROUP	Merger with Keurig Green Mountain	**USD 23 bn**	Financial Advisor to Dr Pepper Snapple
Dominion Energy	Acquisition of SCANA Corp	**USD 15 bn**	Exclusive Financial Advisor to Dominion
Pinnacle	Sale to Conagra Brands	**USD 11 bn**	Financial Advisor to Pinnacle Foods
Walmart	Combination of Sainsbury's and Asda (Walmart UK)	**USD 10 bn**	Financial Advisor to Walmart
Celgene	Acquisition of Impact Biomedicines Inc.	**USD 7 bn**	Exclusive Financial Advisor to Celgene
UBM	Sale to Informa PLC	**USD 6 bn**	Financial Advisor and Corporate Broker to UBM
Brookfield Business Partners	Acquisition of Westinghouse Electric Co.	**USD 5 bn**	Financial Advisor to Brookfield
bmc	Sale to KKR	**Not disclosed**	Financial Advisor to BMC and Joint Lead Arranger on financing

CREDIT SUISSE
July 31, 2018
51

 52  July 31, 2018  Positive operating leverage in SUB  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Includes provision for credit losses of CHF 56 mn in 1H15, CHF 15 mn in 1H16, CHF 46 mn in 1H17 and CHF 69 mn in 1H18 2 Excludes Swisscard net revenues of CHF 148 mn, total operating expenses of CHF 123 mn and pre-tax income of CHF 25 mn  1,134  1,610  2,813  1,749  2,759  1H18  1H152  1H16  Net revenues  Pre-tax income1  Operating expenses  -9%  SUB adjusted resultsin CHF bn   1,772  2,691  863  929    +271 mn  +0.1%  1H18 vs. 1H15  +5%  1H17  987  2,693  1,726  +2%  +2%  -1%  -1%  -7%

 53  July 31, 2018  Positive operating leverage in IWM  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Includes provision for credit losses of CHF 1 mn in 1H15, CHF 14 mn in 1H16, CHF 10 mn in 1H17 and CHF 4 mn in 1H18  935  1,772  2,711  2,318  1H18  1H15  1H17  Net revenues  Pre-tax income1  Operating expenses  +2%  IWM adjusted resultsin CHF mn   1,745  2,286  540  568    +395 mn  1H18 vs. 1H15  +19%  705  1H16  1,736  1,770  2,485  +1%  -1%  +7%  +9%  +2%  +0%

 54  July 31, 2018  Positive operating leverage in APAC WM&C  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Includes provision for credit losses of CHF 8 mn in 1H15, CHF -16 mn in 1H16, CHF 3 mn in 1H17 and CHF 15 mn in 1H18  464  748  1,227  863  1H18  1H15  1H17  Net revenues  Pre-tax income1  Operating expenses  +30%  APAC WM&C adjusted resultsin CHF mn   576  789  205  234    +259 mn  1H18 vs. 1H15  +56%  403  1H16  645  742  1,148  +9%  +33%  +7%  +12%  +15%  +1%

Wealth Management businesses
NNA generation

APAC PB[1] NNA in CHF bn



4.5
5.8
1.3
6.2
3.4
2Q17
3Q17
4Q17
1Q18
2Q18

Regularization outflows included in NNA in CHF bn

2Q17	3Q17	4Q17	1Q18	2Q18
-0.1	-	-0.1	-	**-**

NNA growth (annualized)

2Q17	3Q17	4Q17	1Q18	2Q18
10%	13%	3%	13%	**7%**

IWM PB NNA in CHF bn



4.6
3.6
2.7
5.5
5.2
2Q17
3Q17
4Q17
1Q18
2Q18

Regularization outflows included in NNA in CHF bn

2Q17	3Q17	4Q17	1Q18	2Q18
-0.4	-0.4	-0.5	-0.1	**-**

NNA growth (annualized)

2Q17	3Q17	4Q17	1Q18	2Q18
6%	4%	3%	6%	**6%**

SUB PC NNA in CHF bn



1.7
1.0
-
2.7
0.5
2Q17
3Q17
4Q17
1Q18
2Q18

Regularization outflows included in NNA in CHF bn

2Q17	3Q17	4Q17	1Q18	2Q18
-	-	-0.1	-0.1	**-0.1**

NNA growth (annualized)

2Q17	3Q17	4Q17	1Q18	2Q18
3%	2%	-%	5%	**1%**

1 APAC PB within WM&C

CREDIT SUISSE
July 31, 2018
55

 56  July 31, 2018  Wealth Management businessesNet and gross margins  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. For details on calculations see under ‘Notes’ at the end of this Appendix1 APAC PB within WM&C  APAC PB1 Adj. net margin in bps  2Q17  2Q18  4Q17  Adj. gross margin in bps  3Q17  1Q18  2Q17  2Q18  4Q17  3Q17  1Q18  IWM PB Adj. net margin in bps  Adj. gross margin in bps  2Q17  2Q18  4Q17  3Q17  1Q18  2Q17  2Q18  4Q17  3Q17  1Q18  SUB PC Adj. net margin in bps  Adj. gross margin in bps  178  205  198  Average AuM in CHF bn  184  196  337  372  366  346  365  201  208  208  204  208  151  153  171  Adj. pre-tax income in CHF mn  141  116  307  372  382  272  275  222  285  268  217  213  405  412  455  Adj. net revenues in CHF mn  400  391  927  992  1,006  870  923  733  757  743  727  726  2Q17  2Q18  4Q17  3Q17  1Q18  2Q17  2Q18  4Q17  3Q17  1Q18

Swiss Universal Bank
Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials

in CHF mn	2Q18	1Q18	2Q17	Δ 2Q17
Net interest income	430	428	408	5%
Recurring commissions & fees	211	206	202	4%
Transaction-based	116	109	123	-6%
Other revenues	0	0	0	
Net revenues	757	743	733	3%
Provision for credit losses	11	10	11	
Total operating expenses	461	465	500	-8%
Pre-tax income	**285**	**268**	**222**	28%
Cost/income ratio	**61%**	**63%**	**68%**	

Key metrics

in CHF bn	2Q18	1Q18	2Q17	Δ 2Q17
Adj. net margin in bps	55	52	44	11
Net new assets	0.5	2.7	1.7	
Mandates penetration	32%	32%	31%	
Assets under management	208	207	202	3%
Number of RM	1,290	1,310	1,310	-2%

Corporate & Institutional Clients Adjusted key financials

in CHF mn	2Q18	1Q18	2Q17	Δ 2Q17
Net interest income	309	303	309	0%
Recurring commissions & fees	175	174	161	9%
Transaction-based	189	190	207	-9%
Other revenues	-11	-16	-5	
Net revenues	662	651	672	-1%
Provision for credit losses	24	24	25	
Total operating expenses	343	341	365	-6%
Pre-tax income	**295**	**286**	**282**	5%
Cost/income ratio	**52%**	**52%**	**54%**	

Key metrics

in CHF bn	2Q18	1Q18	2Q17	Δ 2Q17
Assets under management	356	352	353	1%
Number of RM	530	540	550	-4%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
July 31, 2018
57

International Wealth Management
Private Banking and Asset Management

Private Banking Adjusted key financials

in CHF mn	2Q18	1Q18	2Q17	Δ 2Q17
Net interest income	394	388	360	9%
Recurring commissions & fees	313	307	302	4%
Transaction- and perf.-based	285	311	265	8%
Net revenues	992	1,006	927	7%
Provision for credit losses	5	-1	8	
Total operating expenses	615	625	612	0%
Pre-tax income	**372**	**382**	**307**	21%
Cost/income ratio	**62%**	**62%**	**66%**	

Asset Management Adjusted key financials

in CHF mn	2Q18	1Q18	2Q17	Δ 2Q17
Management fees	278	267	253	10%
Performance & placement rev.	38	27	35	9%
Investment & partnership inc.	36	67	49	-27%
Net revenues	352	361	337	4%
Total operating expenses	263	269	266	-1%
Pre-tax income	**89**	**92**	**71**	25%
Cost/income ratio	**75%**	**75%**	**79%**	

Key metrics

in CHF bn	2Q18	1Q18	2Q17	Δ 2Q17
Adj. net margin in bps	40	42	36	4
Net new assets	5.2	5.5	4.6	
Assets under management	371	370	336	10%
Mandates penetration	33%	31%	30%	
Net loans	52	51	46	13%
Number of RM	1,120	1,130	1,120	0%

Key metrics

in CHF bn	2Q18	1Q18	2Q17	Δ 2Q17
Net new assets	8.0	9.0	2.8	
Assets under management	401	391	366	10%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE July 31, 2018 58

Asia Pacific
Wealth Management & Connected and Markets

Wealth Management & Connected Adjusted key financials

in CHF mn	2Q18	1Q18	2Q17	Δ 2Q17
Private Banking	412	455	405	2%
Adv., Underwr. and Financing	152	208	154	-1%
Net revenues	564	663	559	1%
Provision for credit losses	6	9	-1	
Total operating expenses	350	398	362	-3%
Pre-tax income	**208**	**256**	**198**	5%
Cost/income ratio	**62%**	**60%**	**65%**	
Return on regulatory capital†	**27%**	**36%**	**28%**	
Risk-weighted assets in CHF bn	22	21	20	9%
Leverage exposure in CHF bn	60	60	45	31%

Markets Adjusted key financials

in USD mn	2Q18	1Q18	2Q17	Δ 2Q17
Equity sales & trading	233	258	194	20%
Fixed income sales & trading	121	90	104	16%
Net revenues	354	348	298	19%
Provision for credit losses	0	2	0	
Total operating expenses	294	312	297	-1%
Pre-tax income/(loss)	**60**	**34**	**1**	n/m
Cost/income ratio	**83%**	**90%**	**100%**	
Return on regulatory capital†	**8%**	**5%**	**0%**	
Risk-weighted assets in USD bn	11	13	12	-9%
Leverage exposure in USD bn	59	59	59	0%

Private Banking[1] revenue details

in CHF mn	2Q18	1Q18	2Q17	Δ 2Q17
Net interest income	158	159	161	-2%
Recurring commissions & fees	112	111	94	19%
Transaction-based revenues	142	185	149	-5%
Other revenues	0	0	1	
Net revenues	412	455	405	2%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation † See under 'Notes' at the end of this Appendix 1 APAC PB within WM&C

CREDIT SUISSE July 31, 2018 59

 60  July 31, 2018  Corporate Center  Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. ‘Other revenues’ include required elimination adjustments associated with trading in own shares and treasury commissions charged to divisions  Key metrics          in CHF bn  2Q18  1Q18  2Q17  Δ 2Q17  Total assets  101  110  63  59%  Risk-weighted assets  30  28  18  67%  Leverage exposure  103  111  60  72%  Adjusted key financials           in CHF mn  2Q18  1Q18  2Q17  Δ 2Q17  Treasury results  -5  -109  -91    Other  29  49  25    Net revenues  24  -60  -66  n/m  Provision for credit losses  0  0  1    Compensation and benefits  74  55  112  -34%  G&A expenses  -30  37  56  n/m  Commission expenses  21  19  8  163%  Total other operating expenses  -9  56  64  n/m  Total operating expenses  65  111  176  -63%  Pre-tax loss  -41  -171  -243

Currency mix & Group capital metrics

Credit Suisse Core results[1]

Core results	1H18 in CHF mn	CHF	USD	Contribution EUR	GBP	Other
Net revenues	11,610	23%	51%	11%	3%	12%
Total expenses[2]	8,727	31%	37%	4%	10%	18%
Swiss Universal Bank						
Net revenues	2,850	73%	18%	6%	1%	2%
Total expenses[2]	1,734	81%	12%	3%	2%	2%
International Wealth Management						
Net revenues	2,747	17%	53%	19%	3%	8%
Total expenses[2]	1,830	41%	28%	9%	9%	13%
Asia Pacific						
Net revenues	1,905	3%	45%	2%	2%	48%
Total expenses[2]	1,454	8%	18%	-%	1%	73%
Global Markets						
Net revenues	2,972	3%	72%	14%	5%	6%
Total expenses[2]	2,529	7%	60%	4%	19%	10%
Investment Bank & Capital Markets						
Net revenues	1,172	-%	80%	11%	7%	2%
Total expenses[2]	1,003	4%	72%	5%	15%	4%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 1H18, the sensitivities are:

- USD/CHF impact on 1H18 pre-tax income by CHF +263 / -263 mn
- EUR/CHF impact on 1H18 pre-tax income by CHF +86 / -86 mn

Currency mix capital metric[4] "look-through"



13%
7%
8%
8%
5%
13%
40%
40%
46%
USD
47%
45%
28%
CHF
CET1 capital 5
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **-0.1 bps / +0.1 bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.96 and EUR/CHF of 1.16 for the 1H18 results
4 Data based on June 2018 month-end currency mix and on a "look-through" basis 5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE July 31, 2018 61

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/7)

Group in CHF mn	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	1H18	1H17	1H16	1H15
Net revenues reported	**5,595**	**5,636**	**5,189**	**4,972**	**5,205**	**5,534**	**5,181**	**5,396**	**5,108**	**4,638**	**4,210**	**5,985**	**6,955**	**6,647**	**11,231**	**10,739**	**9,746**	**13,602**
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	697	-623	-228	-144	-	-	-	-372
Real estate gains	-	-1	-	-	-	-	-78	-346	-	-	-72	-	-23	-	-1	-	-	-23
Gains (-)/losses on business sales	-	-73	28	-	-	-15	2	-	-	56	-34	-	-	-	-73	-15	56	-
Net revenues adjusted	**5,595**	**5,562**	**5,217**	**4,972**	**5,205**	**5,519**	**5,105**	**5,050**	**5,108**	**4,694**	**4,801**	**5,362**	**6,704**	**6,503**	**11,157**	**10,724**	**9,802**	**13,207**
Provision for credit losses	**73**	**48**	**43**	**32**	**82**	**53**	**75**	**55**	**-28**	**150**	**133**	**110**	**51**	**30**	**121**	**135**	**122**	**81**
Total operating expenses reported	**4,470**	**4,534**	**5,005**	**4,540**	**4,541**	**4,811**	**7,309**	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**	**9,004**	**9,352**	**9,909**	**10,354**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-3,797	-	-	-	-	-	-	-
Restructuring expenses	-175	-144	-137	-112	-69	-137	-49	-145	-91	-255	-355	-	-	-	-319	-206	-346	-
Major litigation provisions	-55	-85	-255	-108	-33	-97	-2,401	-306	-	-	-563	-204	-63	10	-140	-130	-	-53
Expenses related to business sales	-1	-	-8	-	-	-	-	-	-	-	-	-	-	-	-1	-	-	-
Total operating expenses adjusted	**4,239**	**4,305**	**4,605**	**4,320**	**4,439**	**4,577**	**4,859**	**4,668**	**4,846**	**4,717**	**5,803**	**4,819**	**5,185**	**5,116**	**8,544**	**9,016**	**9,563**	**10,301**
Pre-tax income/loss (-) reported	**1,052**	**1,054**	**141**	**400**	**582**	**670**	**-2,203**	**222**	**199**	**-484**	**-6,441**	**852**	**1,656**	**1,511**	**2,106**	**1,252**	**-285**	**3,167**
Total adjustments	231	155	428	220	102	219	2,374	105	91	311	5,306	-419	-188	-154	386	321	402	-342
Pre-tax income/loss (-) adjusted	**1,283**	**1,209**	**569**	**620**	**684**	**889**	**171**	**327**	**290**	**-173**	**-1,135**	**433**	**1,468**	**1,357**	**2,492**	**1,573**	**117**	**2,825**

Group in CHF mn	1H18	1H17	1H16	1H15	2017	2016	2015
Total operating expenses reported	**9,004**	**9,352**	**9,909**	**10,354**	**18,897**	**22,337**	**25,895**
Goodwill impairment	-	-	-	-	-	-	-3,797
Restructuring expenses	-319	-206	-346	-	-455	-540	-355
Major litigation provisions	-140	-130	-	-53	-493	-2,707	-820
Expenses related to business sales	-1	-	-	-	-8	-	-
Debit valuation adjustments (DVA)	13	-43	-	-	-83	-	-
Certain accounting changes	-139	-106	-32	-25	-234	-70	-58
Total operating cost base adjusted	**8,418**	**8,867**	**9,531**	**10,276**	**17,624**	**19,020**	**20,865**
FX adjustment	164	171	102	253	326	291	310
Total operating cost base adjusted at constant FX	**8,582**	**9,038**	**9,633**	**10,529**	**17,950**	**19,311**	**21,175**

CREDIT SUISSE

July 31, 2018

62

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/7)

Core in CHF mn

	2Q18	1Q18	2Q17	1H18	1H17	1H16	1H15[1]
Net revenues reported	**5,771**	**5,839**	**5,479**	**11,610**	**11,219**	**10,650**	**12,729**
Fair value on own debt	-	-	-	-	-	-	-372
Real estate gains	-	-	-	-	-	-	-23
Gains (-)/losses on business sales	-	-73	-	-73	23	52	-
Net revenues adjusted	**5,771**	**5,766**	**5,479**	**11,537**	**11,242**	**10,702**	**12,334**
Provision for credit losses	**74**	**48**	**69**	**122**	**98**	**44**	**65**
Total operating expenses reported	**4,277**	**4,328**	**4,265**	**8,605**	**8,767**	**8,879**	**8,697**
Restructuring expenses	-162	-133	-58	-295	-188	-247	-
Major litigation provisions	-29	-48	-12	-77	-39	-	-44
Total operating expenses adjusted	**4,086**	**4,147**	**4,195**	**8,233**	**8,540**	**8,632**	**8,923**
Pre-tax income reported	**1,420**	**1,463**	**1,145**	**2,883**	**2,354**	**1,727**	**3,697**
Total adjustments	191	108	70	299	250	299	-351
Pre-tax income adjusted	**1,611**	**1,571**	**1,215**	**3,182**	**2,604**	**2,026**	**3,346**

Wealth Management[2] in CHF mn

	2Q18	1Q18	2Q17	1H18	1H17	1H16	1H15[1]
Net revenues reported	**2,161**	**2,260**	**2,065**	**4,421**	**4,070**	**3,776**	**3,706**
Real estate gains	-	-	-	-	-	-	-23
Gains (-)/losses on business sales	-	-56	-	-56	-	-	-
Net revenues adjusted	**2,161**	**2,204**	**2,065**	**4,365**	**4,070**	**3,776**	**3,683**
Provision for credit losses	**22**	**13**	**13**	**35**	**31**	**16**	**21**
Total operating expenses reported	**1,376**	**1,411**	**1,384**	**2,787**	**2,832**	**2,739**	**2,630**
Restructuring expenses	-47	-41	-4	-88	-75	-61	-
Major litigation provisions	-	-	-8	-	-8	-	10
Total operating expenses adjusted	**1,329**	**1,370**	**1,372**	**2,699**	**2,749**	**2,678**	**2,640**
Pre-tax income reported	**763**	**836**	**668**	**1,599**	**1,207**	**1,021**	**1,055**
Total adjustments	47	-15	12	32	83	61	-33
Pre-tax income adjusted	**810**	**821**	**680**	**1,631**	**1,290**	**1,082**	**1,022**

SUB, IWM, APAC WM&C in CHF mn

	2Q18	1Q18	2Q17	1H18	1H17	1H16	1H15[1]
Net revenues reported	**3,327**	**3,497**	**3,228**	**6,824**	**6,392**	**5,874**	**5,789**
Real estate gains	-	-	-	-	-	-	-23
Gains (-)/losses on business sales	-	-73	-	-73	-	-	-
Net revenues adjusted	**3,327**	**3,424**	**3,228**	**6,751**	**6,392**	**5,874**	**5,766**
Provision for credit losses	**46**	**42**	**43**	**88**	**59**	**13**	**65**
Total operating expenses reported	**2,127**	**2,203**	**2,122**	**4,330**	**4,374**	**4,199**	**4,083**
Restructuring expenses	-66	-57	-5	-123	-97	-69	-
Major litigation provisions	-29	-48	-12	-77	-39	-	10
Total operating expenses adjusted	**2,032**	**2,098**	**2,105**	**4,130**	**4,238**	**4,130**	**4,093**
Pre-tax income reported	**1,154**	**1,252**	**1,063**	**2,406**	**1,959**	**1,662**	**1,641**
Total adjustments	95	32	17	127	136	69	-33
Pre-tax income adjusted	**1,249**	**1,284**	**1,080**	**2,533**	**2,095**	**1,731**	**1,608**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

2 Relating to SUB PC, IWM PB and APAC PB within WM&C

CREDIT SUISSE
July 31, 2018
63

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/7)

SUB in CHF mn

	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15[1]	1Q15[2]	4Q14[3]	3Q14[4]	2Q14[5]	1Q14[6]
Net revenues reported	1,419	1,431	1,318	1,319	1,405	1,354	1,399	1,667	1,337	1,356	1,495	1,364	1,387	1,327	1,717	1,301	1,253	1,323
Real estate gains	-	-	-	-	-	-	-20	-346	-	-	-72	-	-23	-	-375	-	-5	-34
Gains (-)/losses on business sales	-	-37	-	-	-	-	-	-	-	-	-23	-	-	-	-24	-	-	-
Net revenues adjusted	1,419	1,394	1,318	1,319	1,405	1,354	1,379	1,321	1,337	1,356	1,400	1,364	1,364	1,327	1,318	1,301	1,248	1,289
Provision for credit losses	35	34	15	14	36	10	34	30	9	6	43	39	33	23	29	18	25	17
Total operating expenses reported	831	834	870	879	867	940	983	879	875	918	1,088	925	899	873	951	859	888	857
Restructuring expenses	-27	-28	2	-13	4	-52	3	-19	-4	-40	-42	-	-	-	-	-	-	-
Major litigation provisions	-	-	-7	-9	-6	-27	-19	-	-	-	-25	-	-	-	-	-	-	-
Total operating expenses adjusted	804	806	865	857	865	861	967	860	871	878	1,021	925	899	873	951	859	888	857
Pre-tax income reported	553	563	433	426	502	404	382	758	453	432	364	400	455	431	737	424	340	449
Total adjustments	27	-9	5	22	2	79	-4	-327	4	40	-28	-	-23	-	-399	-	-5	-34
Pre-tax income adjusted	580	554	438	448	504	483	378	431	457	472	336	400	432	431	338	424	335	415

SUB in CHF mn

	1H18	2H17	1H17	2H16	1H16	2H15	1H15[7]	2H14[8]	1H14[9]
Net revenues reported	2,850	2,637	2,759	3,066	2,693	2,859	2,714	3,018	2,576
Real estate gains	-	-	-	-366	-	-72	-23	-375	-39
Gains (-)/losses on business sales	-37	-	-	-	-	-23	-	-24	-
Net revenues adjusted	2,813	2,637	2,759	2,700	2,693	2,764	2,691	2,619	2,537
Provision for credit losses	69	29	46	64	15	82	56	47	42
Total operating expenses reported	1,665	1,749	1,807	1,862	1,793	2,013	1,772	1,810	1,745
Restructuring expenses	-55	-11	-48	-16	-44	-42	-	-	-
Major litigation provisions	-	-16	-33	-19	-	-25	-	-	-
Total operating expenses adjusted	1,610	1,722	1,726	1,827	1,749	1,946	1,772	1,810	1,745
Pre-tax income reported	1,116	859	906	1,140	885	764	886	1,161	789
Total adjustments	18	27	81	-331	44	-28	-23	-399	-39
Pre-tax income adjusted	1,134	886	987	809	929	736	863	762	750

SUB PC in CHF mn

	2Q18	1Q18	4Q17	3Q17	2Q17
Net revenues reported	757	762	726	727	733
Real estate gains	-	-	-	-	-
Gains (-)/losses on business sales	-	-19	-	-	-
Net revenues adjusted	757	743	726	727	733
Provision for credit losses	11	10	10	9	11
Total operating expenses reported	478	487	504	512	500
Restructuring expenses	-17	-22	1	-9	2
Major litigation provisions	-	-	-2	-2	-2
Total operating expenses adjusted	461	465	503	501	500
Pre-tax income reported	268	265	212	206	222
Total adjustments	17	3	1	11	-
Pre-tax income adjusted	285	268	213	217	222

SUB C&IC in CHF mn

	2Q18	1Q18	2Q17
Net revenues reported	662	669	672
Real estate gains	-	-	-
Gains (-)/losses on business sales	-	-18	-
Net revenues adjusted	662	651	672
Provision for credit losses	24	24	25
Total operating expenses reported	353	347	367
Restructuring expenses	-10	-6	2
Major litigation provisions	-	-	-4
Total operating expenses adjusted	343	341	365
Pre-tax income reported	285	298	280
Total adjustments	10	-12	2
Pre-tax income adjusted	295	286	282

1 Excludes net revenues and total operating expenses for Swisscard of CHF 75 mn and CHF 62 mn, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively 3 Excludes net revenues and total operating expenses for Swisscard of CHF 78 mn and CHF 61 mn, respectively 4 Excludes net revenues, provisions for credit losses and total operating expenses for Swisscard of CHF 83 mn, CHF 2 mn and CHF 59 mn, respectively 5 Excludes net revenues, provisions for credit losses and total operating expenses for Swisscard of CHF 80 mn, CHF 2 mn and CHF 59 mn, respectively 6 Excludes net revenues, provisions for credit losses and total operating expenses for Swisscard of CHF 77 mn, CHF 1 mn and CHF 60 mn, respectively 7 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 8 Excludes net revenues, provisions for credit losses and total operating expenses for Swisscard of CHF 161 mn, CHF 2 mn and CHF 120 mn, respectively 9 Excludes net revenues, provisions for credit losses and total operating expenses for Swisscard of CHF 157 mn, CHF 3 mn and CHF 119 mn, respectively

CREDIT SUISSE July 31, 2018 64

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/7)

IWM in CHF mn

	2Q18	1Q18	2Q17	1H18	2H17	1H17	2H16	1H16	2H15	1H15
Net revenues reported	**1,344**	**1,403**	**1,264**	**2,747**	**2,626**	**2,485**	**2,380**	**2,318**	**2,266**	**2,286**
Real estate gains	-	-	-	-	-	-	-54	-	-	-
Gains (-)/losses on business sales	-	-36	-	-36	28	-	-	-	-11	-
Net revenues adjusted	**1,344**	**1,367**	**1,264**	**2,711**	**2,654**	**2,485**	**2,326**	**2,318**	**2,255**	**2,286**
Provision for credit losses	**5**	**-1**	**8**	**4**	**17**	**10**	**6**	**14**	**4**	**1**
Total operating expenses reported	**906**	**920**	**891**	**1,826**	**1,914**	**1,819**	**1,798**	**1,759**	**2,089**	**1,735**
Restructuring expenses	-28	-26	-7	-54	-27	-43	-31	-23	-36	-
Major litigation provisions	-	-	-6	-	-42	-6	12	-	-278	10
Total operating expenses adjusted	**878**	**894**	**878**	**1,772**	**1,845**	**1,770**	**1,779**	**1,736**	**1,775**	**1,745**
Pre-tax income reported	**433**	**484**	**365**	**917**	**695**	**656**	**576**	**545**	**173**	**550**
Total adjustments	28	-10	13	18	97	49	-35	23	303	-10
Pre-tax income adjusted	**461**	**474**	**378**	**935**	**792**	**705**	**541**	**568**	**476**	**540**

IWM PB in CHF mn

	2Q18	1Q18	4Q17	3Q17	2Q17
Net revenues reported	**992**	**1,043**	**923**	**870**	**927**
Gains (-)/losses on business sales	-	-37	-	-	-
Net revenues adjusted	**992**	**1,006**	**923**	**870**	**927**
Provision for credit losses	**5**	**-1**	**14**	**3**	**8**
Total operating expenses reported	**640**	**643**	**673**	**615**	**622**
Restructuring expenses	-25	-18	-8	-9	-4
Major litigation provisions	-	-	-31	-11	-6
Total operating expenses adjusted	**615**	**625**	**634**	**595**	**612**
Pre-tax income reported	**347**	**401**	**236**	**252**	**297**
Total adjustments	25	-19	39	20	10
Pre-tax income adjusted	**372**	**382**	**275**	**272**	**307**

IWM AM in CHF mn

	2Q18	1Q18	2Q17	1H18	1H17	1H16
Net revenues reported	**352**	**360**	**337**	**712**	**675**	**654**
Gains (-)/losses on business sales	-	1	-	1	-	-
Net revenues adjusted	**352**	**361**	**337**	**713**	**675**	**654**
Provision for credit losses	-	-	-	-	-	-
Total operating expenses reported	**266**	**277**	**269**	**543**	**555**	**526**
Restructuring expenses	-3	-8	-3	-11	-16	-
Major litigation provisions	-	-	-	-	-	-
Total operating expenses adjusted	**263**	**269**	**266**	**532**	**539**	**526**
Pre-tax income reported	**86**	**83**	**68**	**169**	**120**	**128**
Total adjustments	3	9	3	12	16	-
Pre-tax income adjusted	**89**	**92**	**71**	**181**	**136**	**128**

CREDIT SUISSE

July 31, 2018

65

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (5/7)

APAC in CHF mn

	2Q18	1Q18	2Q17	1H18	1H17	1H16
Net revenues reported	914	991	848	1,905	1,729	1,818
Net revenues adjusted	914	991	848	1,905	1,729	1,818
Provision for credit losses	7	10	-1	17	3	-19
Total operating expenses reported	690	747	661	1,437	1,391	1,367
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	-20	-6	-11	-26	-30	-11
Major litigation provisions	-29	-48	-	-77	-	-
Total operating expenses adjusted	641	693	650	1,334	1,361	1,356
Pre-tax income reported	217	234	188	451	335	470
Total adjustments	49	54	11	103	30	11
Pre-tax income adjusted	266	288	199	554	365	481

APAC WM&C in CHF mn

	2Q18	1Q18	2Q17	1H18	2H17	1H17	2H16	1H16	2H15	1H15
Net revenues reported	564	663	559	1,227	1,174	1,148	1,041	863	717	789
Net revenues adjusted	564	663	559	1,227	1,174	1,148	1,041	863	717	789
Provision for credit losses	6	9	-1	15	12	3	45	-16	23	8
Total operating expenses reported	390	449	364	839	760	748	739	647	1,067	576
Goodwill impairment	-	-	-	-	-	-	-	-	-446	-
Restructuring expenses	-11	-3	-2	-14	-15	-6	-12	-2	-1	-
Major litigation provisions	-29	-48	-	-77	-	-	-	-	-6	-
Total operating expenses adjusted	350	398	362	748	745	742	727	645	614	576
Pre-tax income reported	168	205	196	373	402	397	257	232	-373	205
Total adjustments	40	51	2	91	15	6	12	2	453	-
Pre-tax income adjusted	208	256	198	464	417	403	269	234	80	205

APAC Mkts in CHF mn / **APAC Mkts** in USD mn

	APAC Mkts in CHF mn 2Q18	1Q18	2Q17	APAC Mkts in USD mn 2Q18	1Q18	2Q17	1H18	2H17	1H17
Net revenues reported	350	328	289	354	348	298	702	618	591
Net revenues adjusted	350	328	289	354	348	298	702	618	591
Provision for credit losses	1	1	-	-	2	-	2	-	-
Total operating expenses reported	300	298	297	304	315	305	619	625	652
Restructuring expenses	-9	-3	-9	-10	-3	-8	-13	-19	-23
Major litigation provisions	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	291	295	288	294	312	297	606	606	629
Pre-tax income/loss (-) reported	49	29	-8	50	31	-7	81	-7	-61
Total adjustments	9	3	9	10	3	8	13	19	23
Pre-tax income/loss (-) adjusted	58	32	1	60	34	1	94	12	-38

APAC PB in CHF mn

	2Q18	1Q18	4Q17	3Q17	2Q17
Net revenues reported	412	455	391	400	405
Net revenues adjusted	412	455	391	400	405
Provision for credit losses	6	4	7	-1	-6
Total operating expenses reported	258	281	271	261	262
Restructuring expenses	-5	-1	-3	-1	-2
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	253	280	268	260	260
Pre-tax income/loss (-) reported	148	170	113	140	149
Total adjustments	5	1	3	1	2
Pre-tax income/loss (-) adjusted	153	171	116	141	151

CREDIT SUISSE

July 31, 2018

66

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (6/7)

IBCM in USD mn	2Q18	1Q18	2Q17	1H18	1H17	1H16
Net revenues reported	650	559	527	1,209	1,135	953
Net revenues adjusted	650	559	527	1,209	1,135	953
Provision for credit losses	15	1	14	16	20	30
Total operating expenses reported	525	496	431	1,021	884	842
Restructuring expenses	-31	-32	-10	-63	-12	-19
Major litigation provisions	-	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-
Total operating expenses adjusted	494	464	421	958	872	823
Pre-tax income reported	110	62	82	172	231	81
Total adjustments	31	32	10	63	12	19
Pre-tax income adjusted	141	94	92	235	243	100

GM in USD mn	2Q18	1Q18	2Q17	1H18	1H17	1H16
Net revenues reported	1,441	1,642	1,560	3,083	3,175	2,923
Net revenues adjusted	1,441	1,642	1,560	3,083	3,175	2,923
Provision for credit losses	13	4	12	17	17	5
Total operating expenses reported	1,279	1,325	1,281	2,604	2,573	2,962
Restructuring expenses	-57	-44	-33	-101	-53	-154
Major litigation provisions	-	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-
Total operating expenses adjusted	1,222	1,281	1,248	2,503	2,520	2,808
Pre-tax income reported	149	313	267	462	585	-44
Total adjustments	57	44	33	101	53	154
Pre-tax income adjusted	206	357	300	563	638	110

CREDIT SUISSE July 31, 2018 67

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (7/7)

	Corp. Ctr. in CHF mn			SRU in USD mn							SRU in CHF mn		
	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17	1H18	1H17	1H16	1H15	2Q18	1Q18	2Q17
Net revenues reported	**24**	**-60**	**-66**	**-178**	**-215**	**-280**	**-393**	**-487**	**-917**	**772**	**-176**	**-203**	**-274**
Real estate gains	-	-	-	-	-1	-	-1	-	-	-	-	-1	-
Gains (-)/losses on business sales	-	-	-	-	-	-	-	-39	5	-	-	-	-
Net revenues adjusted	**24**	**-60**	**-66**	**-178**	**-216**	**-280**	**-394**	**-526**	**-912**	**772**	**-176**	**-204**	**-274**
Provision for credit losses	**-**	**-**	**1**	**-1**	**-**	**14**	**-1**	**37**	**81**	**18**	**-1**	**-**	**13**
Total operating expenses reported	**65**	**112**	**178**	**194**	**219**	**284**	**413**	**594**	**1,045**	**1,338**	**193**	**206**	**276**
Restructuring expenses	-	-1	-2	-12	-12	-12	-24	-19	-99	-	-13	-11	-11
Major litigation provisions	-	-	-	-26	-41	-20	-67	-90	-	-10	-26	-37	-21
Expenses related to business sales	-	-	-	-1	-	-	-1	-	-	-	-1	-	-
Total operating expenses adjusted	**65**	**111**	**176**	**155**	**166**	**252**	**321**	**485**	**946**	**1,328**	**153**	**158**	**244**
Pre-tax income/loss (-) reported	**-41**	**-172**	**-245**	**-371**	**-434**	**-578**	**-805**	**-1,118**	**-2,043**	**-584**	**-368**	**-409**	**-563**
Total adjustments	-	1	2	39	52	32	91	70	104	10	40	47	32
Pre-tax income/loss (-) adjusted	**-41**	**-171**	**-243**	**-332**	**-382**	**-546**	**-714**	**-1,048**	**-1,939**	**-574**	**-328**	**-362**	**-531**

CREDIT SUISSE

July 31, 2018

68

69  July 31, 2018  Notes  Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandates volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program is measured using an adjusted operating cost base at constant FX rates. “Adjusted operating cost base at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18 and 2Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. † Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-2Q18, tangible equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders’ equity of CHF 43,470 mn as presented in our balance sheet. For end-1Q18, tangible equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders’ equity of CHF 42,540 mn as presented in our balance sheet. For end-2Q17, tangible equity excluded goodwill of CHF 4,673 mn and other intangible assets of CHF 195 mn from total shareholders’ equity of CHF 43,493 mn as presented in our balance sheet. For end-2Q16, tangible equity excluded goodwill of CHF 4,745 mn and other intangible assets of CHF 191 mn from total shareholders’ equity of CHF 44,962 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders’ equity of CHF 42,642 mn as presented in our balance sheet.  Abbreviations  Adj. = Adjusted; Adv. = Advisory; AM = Asset Management; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CET1 = Common Equity Tier 1; C&IC = Corporate & Institutional Clients; CoCos = Contingent Convertibles; Corp. Ctr. = Corporate Center; DVA = Debit Valuation Adjustments; ECM = Equity Capital Markets; EMEA = Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; G&A = General & Administrative; GM = Global Markets; IBCM = Investment Banking & Capital Markets; inc. = income; ITS = International Trading Solutions; IWM = International Wealth Management; M&A = Mergers & Acquisitions; Mkts = Markets; n/m = not meaningful; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; perf. = performance; pp. = percentage points; PTI = Pre-tax income; rev. = revenues; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBV = Tangible Book Value; UHNW = Ultra High Net Worth; Underwr. = underwriting; VaR = Value-at-Risk; WM&C = Wealth Management & Connected; YoY = Year on year

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: July 31, 2018
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer